**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

VonMercier Inc.

***Legal status of Issuer:***

***Form:***

Corporation

***Jurisdiction of Incorporation/Organization:***

Delaware

***Date of Organization:***

March 1, 2021

***Physical Address of Issuer:***

121 Saint John Street, Havre de Grace, MD 21078, United States

***Website of Issuer:***

https://www.vonmercier.co/

***Is there a co-issuer? ___ yes _X_ no.***

***Name of Intermediary through which the Offering will be Conducted:***

OpenDeal Portal LLC dba Republic

***CIK Number of Intermediary:***

0001751525

***SEC File Number of Intermediary:***

007-00167

***CRD Number of Intermediary:***

283874

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

***Type of Security Offered:***

Crowd SAFE (Simple Agreement for Future Equity)

***Target Number of Securities to be Offered:***

25,000

***Price (or Method for Determining Price):***

$1.00

***Target Offering Amount:***

$25,000

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$1,070,000

***Deadline to reach the Target Offering Amount:***

December 20, 2022

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

1

| | Most recent fiscal year-end (2021) | Prior fiscal year-end (2020) |
|---|---|---|
| **Total Assets** | $324,652 | $26,949 |
| **Cash & Cash Equivalents** | $160,686 | $395 |
| **Accounts Receivable** | $0 | $0 |
| **Current Liabilities** | $15,963 | $9,218 |
| **Long-term Liabilities** | $508,779 | $637,673 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $(435,765) | $(164,579) |

***The jurisdictions in which the issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# VonMercier Inc.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

## ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering**"). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $250,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by December 20, 2022 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

In addition to the Offering, the Company may concurrently undertake to raise up to an additional $500,000 by offering to sell up to $500,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering").

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

### The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/vonmercier (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**The Securities**

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

***Transfer Agent and Registrar***

The Company will act as transfer agent and registrar for the Securities.

***Not Currently Equity Interests***

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

***Dividends and/or Distributions***

The Securities do not entitle Investors to any dividends.

***Nominee***

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

***Conversion***

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $20,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

*Conversion After the First Equity Financing*

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

*Conversion Upon a Liquidity Event Prior to an Equity Financing*

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

*Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

***Dissolution***

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

### *Termination*

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

### *Voting and Control*

Neither the Securities, nor the securities issuable upon the conversion of the Securities, have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

### *Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

### *Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

***Other Material Terms***

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

## COMMISSION AND FEES

**Cash Commission**

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

**Other Compensation**

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

## RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key personnel.***

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***We face various risks as an e-commerce retailer.***

As part of our growth strategy, we will have to make significant investments to build our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

***Consumer desires for luxury and unique transportation vehicles are continually changing and are extremely difficult to predict.***

The Company's product offering is unique and will be sold as a luxury item to most purchasers. As such, the Company's product may not be accepted by consumers, may be impacted due to changes in consumer tastes or could be impacted by changes in the economy which may restrict luxury purchases. Consumer acceptance and the resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of its products or any new products or that these products will achieve market acceptance or generate meaningful revenue for the Company.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***We have not prepared any audited financial statements.***

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")***

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.***

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

***Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

***Investors will not have voting rights, even upon conversion of the Securities.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

***Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

# BUSINESS

## Description of the Business

VonMercier Inc. ("**VonMercier**" or the "**Company**") designs and manufactures manned vehicles of the future in order to enhance exploration, transportation and recreation for today's climate and beyond. The Company was originally formed on April 5, 2013 as Mercier-Jones, LLC, an Illinois limited liability company. The Company converted to a Delaware corporation on March 1, 2021, and changed its name to VonMercier Inc.

The Company is qualified and conducts business in Delaware and Maryland, and sells products and services through the internet throughout the United States.

## Business Plan

VonMercier Inc. brings imagined vehicles to life. VonMercier designs and manufactures manned vehicles of the future in order to enhance exploration, transportation and recreation for today's climate and beyond. The Company's mission is to design vehicles with a premium user experience in mind, true to their concepts, and endeavor to make heads turn. A combination of in-house assembly, supply chain partners, and manufacturing partners are used to bring products from concept to market.

The Company plans to significantly expand its business by increasing new hires and its sales and marketing efforts, investing in research and product development, and developing its production facility. The Company aims to achieve profitability within three years. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

## The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| **Arosa Electric Sports Hovercraft** | A 2-passenger electric air cushion vehicle that is stylish, quiet and easy to use over land and water. | Business to Consumer (B2C) market targeting the luxury recreation sector. |

## Competition

The markets in which our products are sold are competitive. Product design, custom manufacturing, cutting edge technology and performance are also important differentiating factors.

Our main competitors are as follows: (i) Innespace, which sells its SeabreacherX Submersible Watercraft for $81,000, at an estimate of 25 units/year; (ii) KTM, which sells its X-Bow Track Cars for $103,000, at an estimate of 120 units/year; (iii) Sealegs, which sells its wheeled boats for $110,000 at an estimate of 86 units/year; (iv) Icon Aircraft, which sells its A5 Airplane for $359,000 and delivered 50 units in 2020; and (v) Neoteric Hovercraft, which sells its 6231 Deluxe Model for $50,000 at an estimate of less than 30 units/year.

## Customer Base

Our customers are high net worth individuals, primarily male, ages 22-65 years old, who live on or have access to open water or land. They may also own a larger vessel, such as a yacht where our product, the Arosa, would be used as a toy or tender. Our customer base values beautiful designs, bespoke manufacturing, cutting edge technology and unique products and experiences.

## Supply Chain

Although the Company is dependent upon certain third party vendors, including for manufacturing of its carbon fiber body, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| US 8,991,540 | Directional Control System For Hovercraft | Patent | June 13, 2013 | March 31, 2015 | USA |
| US 8,596,570* | Aircraft Vehicle Centrifugal Fan Apparatus | Patent | February 22, 2012 | December 3, 2013 | USA |

*Pursuant to an Exclusive Commercial License Agreement between Timothy Carambat, an authorized representative of David Carambat, the individual patent holder, (“Licensor”) and Mercier-Jones, LLC, (“Licensee”) effective June 14, 2018, the Company has been granted exclusive rights to this patent.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities, including those of the U.S. Coast Guard. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 6% | $1,500 | 6% | $64,200 |
| New Hires & Payroll (1) | 56% | $14,000 | 56% | $599,200 |
| Product Development (2) | 10% | $2,500 | 10% | $107,000 |
| Marketing | 8% | $2,000 | 8% | $85,600 |
| Facility Improvements | 8% | $2,000 | 8% | $85,600 |
| Overhead | 6% | $1,500 | 6% | $64,200 |
| Legal & Administrative Costs | 6% | $1,500 | 6% | $64,200 |
| **Total** | **100%** | **$25,000** | **100%** | **$1,070,000** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) Our primary use of funds will be adding people to our team and paying salaries to our key personnel. Hiring qualified people with the right skills will bring the brain power and labor power our Company needs to refine the Arosa EV Hovercraft for production. Additionally, our current priority remains getting our key personnel onboard as fulltime, paid employees. As such, the proceeds will be used to provide salaries to four (4) key team members, and to hire four (4) additional key employees.

(2) These proceeds will be allocated to improving our product and manufacturing efficiency. We will purchase additional molds and fixtures to continue improving areas that required labor intensive steps discovered during the beta production build.

**DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS**

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| **Name** | **Positions and Offices Held at the Company** | **Principal Occupation and Employment Responsibilities for the Last Three (3) Years** | **Education** |
|---|---|---|---|
| Michael Mercier | CEO, President, Founder and Director | CEO, President and Founder of VonMercier Inc., 2013 – Present<br><br>Responsible for the vision and mission for the business. Expert in product design and development.<br><br>Senior Mechanical Engineer at Wild Goose Filling, 2019 – 2021<br><br>Responsible for invention and implementation of a new counter pressure filling system and machine for craft beverage (beer) packaging in aluminum cans. | Virginia Commonwealth University, B.S., Mechanical Engineering, 2009 |
| Raymond Bennett | VP Operations | VP Operations of VonMercier Inc., 2021 - Present<br><br>Responsible for managing, planning, and executing business operations, including manufacturing, and marketing.<br><br>Program Manager at Google, 2019-Present<br><br>Responsible for leading network operations projects across North America to support various Google services.<br><br>Program Manager of Google, 2014 – Present<br><br>Responsible for the IP and ASN resources of Google and certain Alphabet companies. | Washington State University, MBA, Business Administration and Management, International Business, 2016; Virginia Tech, B.A., Systems Engineering and Engineering, 2010 |
| Jennifer Perron-Micek | Director | Director of VonMercier, Inc., 2021 - Present<br><br>Responsible for guiding the business and help make critical decisions especially related to accounting.<br><br>Vice President of Growth and Innovation for Marmon Retail Solutions, 2019 – Present<br><br>Responsible for working with the Marmon portfolio of retail businesses to | Northwestern University, Kellogg School of Management, MBA, Marketing, Strategy, Entrepreneurship, Organizational Development, 2004; Miami University, B.S., Finance and |

| | | | |
|---|---|---|---|
| | | drive new growth through marketing, product innovation, partnerships, and acquisitions. | International Studies, 1996<br><br>Leading Women Executives Program, 2014 |
| Charles Andrew Fritz IV | Director | Director of VonMercier Inc., 2021 - Present<br><br>Responsible for guiding the business and help make critical decisions especially related to business development and management.<br><br>Managing Partner of ScrewCap Holdings LLC, 2004 – Present<br><br>Responsible for investing in the next generation of startups, mentoring and guiding the entrepreneurs involved, following up on progress, and driving return on investments | Pepperdine University, Graziadio Business School, MBA, International Business and International Finance, 1998; Wake Forest College, B.A., International Relations and French, 1992<br><br>Wharton Online, Certificate in FinTech; 2020; MIT, Professional Certificate Program in Machine Learning & Artificial Intelligence, 2019; Cornell University, Certificate Hotel Real Estate Investments & Asset Management, 2013 |

**Biographical Information**

Michael Mercier: Michael is the CEO, President, Founder and Director of the Company. He fell in love with hovercraft technology as a child and that passion continues today. Michael leads the Company in developing the future of hovering electric vehicles. In his career in product development and mechanical engineering, Michael has innovated, designed, and launched products in industries spanning consumer goods, industrial automation, retail store equipment and surveillance drones. He has personally brought ideas from concept to market as engineer, project manager, researcher, team leader, designer, maker, and NPD director. He holds 5 patents and continues to invent new and valuable technology.

Raymond Bennett: Ray is the VP Operations for the Company. He currently works full time at Google as a program manager, working part time to support the Company. Having studied both industrial and systems engineering at Virginia Tech, as well as business entrepreneurship at Washington State, Ray can balance technical details and small business needs. At Google, Ray leads a program focused on global network activation ideal for customers. He is a focused team player, holding 1 patent. Ray brings to the Company a team focus, along with strategic experience.

Jennifer Perron-Micek: Jennifer serves as a Director of the Company. Jennifer is a Chicago-based business executive who started her career in finance and moved to product management, marketing, and strategy working in a range of industries from wireless telecom, retail to manufacturing. The common thread is Jennifer’s ability to translate marketplace challenges and understand customers' unmet needs into winning strategies emphasizing customer-focused execution and working collaboratively with teams; her motto is none of us is as smart as all of us. Jennifer currently is the VP of Growth and Innovation for Marmon Retail Solutions, part of Marmon Holding - Berkshire Hathaway, working with their portfolio of businesses to drive new growth through marketing, product innovation, partnerships, and acquisitions. Prior to joining Marmon, Jennifer spent 20 years in the technology and wireless industries at US Cellular, a wireless service provider, where she started their product, innovation, and corporate venture teams and at Motorola in a variety of roles in the US and China most notably launching their first smartphone. Jennifer is a native of the Chicago area and holds an MBA in Marketing, Strategy, and Entrepreneurship from Northwestern University's Kellogg School of Management and a B.S. in Finance and International Studies from Miami University and is a CPA. She is on the governing board committee for Girls on the Run Chicago, a mentor at mHUB in Chicago, and a guest lecturer at Notre Dame University and Kellogg.

Charles Andrew Fritz, IV: Andrew serves as a Director of the Company. Prior to working with the Company to develop the next generation Hovercraft, Andrew completed the development of two Luxury Boutique Hotels in Lake Geneva, Wisconsin: Maxwell Mansion and the Baker House Hotel which grew to become the #1 TripAdvisor Hotel in Wisconsin in 2012-15. Andrew started as a US Government employee doing International Trade and Finance at the Federal Headquarters of the Small Business Administration then for the Overseas Private Investment Corporation focusing on Sub Saharan Africa. He moved onto focusing on technology for Wall Street and international firms. After business school at Pepperdine University, he worked for Groupe Bull in Paris developing an international billing scheme for their Telecom group, Integris. After his French stint, Andrew returned to the U.S. to develop a premier media company online and in print, called FringeGolf. After selling that business in early 2002, he moved to Chicago to start the Chicago operations for several financial management firms. From there, Andrew entered the Hospitality industry with a local apprenticeship and Cornell Hotel Program that evolved into him leading the premiere boutique historic hotel company in Wisconsin.

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## CAPITALIZATION, DEBT AND OWNERSHIP

### Capitalization

The Company's authorized capital stock consists of 16,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,100,000 shares of Common Stock will be issued and outstanding.

***Outstanding Capital Stock***

As of the date of this Form C, the Company's outstanding capital stock consists of:

| **Type** | Common Stock |
|---|---|
| **Amount Outstanding** | 8,100,000 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 70.05% |

***Outstanding Options, SAFEs, Convertible Notes, Warrants***

As of the date of this Form C, the Company has the following additional securities outstanding:

| | |
|---|---|
| **Type** | Warrant to Purchase Common Stock |
| **Shares Issuable Upon Exercise** | 2,400,000 |
| **Voting Rights** | The holders of Warrants to purchase Common Stock are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Warrants to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 20.76% |

| | |
|---|---|
| **Type** | SAFE (Simple Agreement for Future Equity) |
| **Face Value** | $537,470* |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $20,000,000; Discount of 20% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 2.98% |

*$13,970 in SAFEs have been issued in exchange for services rendered to the Company.

| | |
|---|---|
| **Type of security** | Convertible Note |
| **Amount Outstanding** | $684,779* |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Conversion Trigger: $2,000,000;<br>Valuation Cap: $10 million;<br>Discount: 25%;<br>Maturity Date: April 6, 2023 |
| **Interest Rate** | 9.5% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 6.22% |

*Prior convertible notes were amended, restated and replaced on April 6, 2021 and an additional loan amount of $50,000 was added.

**Outstanding Debt**

As of the date of this Form C, the Company has the following debt outstanding:

| | |
|---|---|
| **Type** | Auto Loan for Company Truck |
| **Amount Outstanding** | $27,886.45 |
| **Interest Rate and Amortization Schedule** | 5.37%<br><br>Monthly payments of principal and interest in the amount of $592. |
| **Description of Collateral** | Secured by company truck |
| **Maturity Date** | August 25, 2026 |

| | |
|---|---|
| **Type** | Bridge Loan from Warrantholder and Related Parties |
| **Amount Outstanding** | $100,000 |
| **Interest Rate and Amortization Schedule** | 10%, payable monthly |
| **Material Terms** | 1. Six-month term;<br>2. Holder has the option to receive repayment or convert into a SAFE upon the maturity date;<br>3. Conversion into a SAFE would be based on either a Valuation Cap of $20 million or a 20% discount. |
| **Description of Collateral** | Unsecured |
| **Maturity Date** | January 18, 2023 |

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| **Name** | **Amount and Type or Class Held** | **Percentage Ownership (in terms of voting power)** |
|---|---|---|
| Michael Mercier | 8,100,000 shares of Common Stock | 100% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Cash and Cash Equivalents

As of July 31, 2022, the Company had approximately $107,000 in cash and cash equivalents, leaving the Company with approximately 8 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

## Capital Expenditures and Other Obligations

The Company plans to purchase and renovate the facility it is currently leasing within the next twelve (12) months. Along with the facility purchase will be the fabrication and assembly equipment for a scaled production line. The total expenditure will be approximately $3,000,000. Unit deposits must reach at least 50 units for this strategy to be executed and expenditures made.

## Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

## *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

## Material Changes and Other Information

None

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued/Holders | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | $81 | 8,100,000* | N/A | March 1, 2021 | Section 4(a)(2) |
| Convertible Notes | $50,000** | 1 | Research & Development and General Working Capital | April 6, 2021 | Regulation D Section 506(b) |
| SAFE (Simple Agreement for Future Equity) | $523,500 | 7 | Research & Development and General Working Capital | January 17, 2021; March 10, 2021; April 17, 2021; October 8, 2021; October 12, 2021; October 22, 2021 | Section 4(a)(2) |
| SAFE (Simple Agreement for Future Equity) | $13,970*** | 5 | N/A | January 24, 2021; | Section 4(a)(2) |
| Warrant to Purchase Common Stock | N/A | 2,400,000 | N/A | April 6, 2021 | Section 4(a)(2) |

*Issued upon conversion of the Company to a corporation on March 1, 2021

**Additional loan amount added to prior outstanding Convertible Notes which were amended, restated and replaced as of this date of issuance.

***Issued in exchange for services rendered having such value.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) The father of the Company's CEO, Michael Mercier, has invested in two SAFEs in the Company in the aggregate amount of $200,000. Such SAFEs were executed on March 10, 2021 and October 12, 2021, respectively, and were each in the amount of $100,000.
(b) On July 19, 2022, the Company entered into a Bridge Loan Agreement for $100,000 with several parties, including the father and wife of Michael Mercier, the Company's CEO. The loan amounts from the CEO's father and wife were $50,000 and $25,000, respectively. The Bridge Loan pays interest of 10% (payable monthly) and is due on January 18, 2023. The holder may, at its option, convert such amount into a SAFE at either a $20 million valuation cap or a 20% discount.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.vonmercier.co/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Michael Mercier
(Signature)

Michael Mercier
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Mercier
(Signature)

Michael Mercier
(Name)

Director
(Title)

August 1, 2022
(Date)

/s/Jennifer Perron-Micek
(Signature)

Jennifer Perron-Micek
(Name)

Director
(Title)

August 1, 2022
(Date)

/s/Charles Andrew Fritz IV
(Signature)

Charles Andrew Fritz IV
(Name)

Director
(Title)

August 1, 2022
(Date)

***Instructions.***

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

## EXHIBIT A

*Financial Statements*

# VONMERCIER INC. (FORMERLY, MERCIER-JONES, LLC)

## FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

# TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
VonMercier Inc. (formerly, Mercier-Jones, LLC)
Havre de Grace, Maryland

We have reviewed the accompanying financial statements of VonMercier Inc. (formerly, Mercier-Jones, LLC), which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

***Accountant's Responsibility***

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of VonMercier Inc. (formerly, Mercier-Jones, LLC) and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

***Accountant's Conclusion***

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

***Going Concern***

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
June 13, 2022

**VONMERCIER INC.**
**(FORMERLY, MERCIER-JONES, LLC)**
**BALANCE SHEETS**
**DECEMBER 31, 2021 AND 2020**
**(unaudited)**

**ASSETS**

| | 2021 | 2020 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 160,686 | $ 395 |
| Due from related party | 837 | - |
| Prepaid expenses and other current assets | 6,533 | 584 |
| TOTAL CURRENT ASSETS | 168,056 | 979 |
| **PROPERTY AND EQUIPMENT** | | |
| Property and equipment, net | 144,658 | 19,194 |
| **OTHER ASSETS** | | |
| Deposits | 6,014 | - |
| Intangible assets | 5,924 | 6,776 |
| TOTAL OTHER ASSETS | 11,938 | 6,776 |
| **TOTAL ASSETS** | $ 324,652 | $ 26,949 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| | 2021 | 2020 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 1,409 | $ - |
| Accrued expenses | 123 | - |
| Customer deposits | 8,750 | 3,750 |
| Note payable - current portion | 5,681 | 5,468 |
| TOTAL CURRENT LIABILITIES | 15,963 | 9,218 |
| **LONG-TERM LIABILITIES** | | |
| Note payable | 23,511 | 29,192 |
| Deferred rent obligation | 16,000 | - |
| Convertible note, net of discount | 469,268 | 608,481 |
| TOTAL LONG-TERM LIABILITIES | 508,779 | 637,673 |
| **TOTAL LIABILITIES** | 524,742 | 646,891 |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock, see note 6 | 81 | - |
| Additional paid-in capital | 449,659 | - |
| SAFE obligations | 537,470 | - |
| Capital contributions | - | 131,593 |
| Accumulated deficit | (1,187,300) | (751,535) |
| TOTAL SHAREHOLDERS' EQUITY | (200,090) | (619,942) |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 324,652 | $ 26,949 |

See independent accountant's review report and accompanying notes to financial statements.

**VONMERCIER INC.**
**(FORMERLY, MERCIER-JONES, LLC)**
**STATEMENTS OF INCOME**
**DECEMBER 31, 2021 AND 2020**
**(unaudited)**

| | 2021 | 2020 |
|---|---|---|
| **REVENUES** | $ - | $ - |
| **COST OF GOODS SOLD** | - | - |
| **GROSS PROFIT** | - | - |
| **OPERATING EXPENSES** | | |
| Amortization and depreciation expense | 22,041 | 9,604 |
| General and administrative | 71,401 | 14,460 |
| Insurance expense | 3,104 | 1,124 |
| Product development | 127,833 | 46,761 |
| Professional fees | 26,244 | - |
| Payroll expenses | 54,325 | - |
| Sales and marketing | 2,242 | - |
| **TOTAL OPERATING EXPENSES** | 307,190 | 71,949 |
| **NET OPERATING LOSS** | (307,190) | (71,949) |
| **OTHER EXPENSES** | | |
| Interest expense | (128,575) | (92,630) |
| **TOTAL OTHER INCOME/(EXPENSES)** | (128,575) | (92,630) |
| **NET LOSS** | $ (435,765) | $ (164,579) |

See independent accountant's review report and accompanying notes to financial statements.

**VONMERCIER INC.**
**(FORMERLY, MERCIER-JONES, LLC)**
**STATEMENTS OF EQUITY**
**DECEMBER 31, 2021 AND 2020**
**(unaudited)**

| | Common Stock | | | | | | |
|---|---|---|---|---|---|---|---|
| | **Shares** | **Amount** | **SAFE Obligations** | **Capital Contributions** | **Additional Paid-in Capital** | **Accumulated Deficit** | **Total** |
| **BEGINNING BALANCE, JANUARY 1, 2020** | | $ - | - | 109,746 | - | $ (586,956) | $ (477,210) |
| Contributions | - | - | - | 21,847 | - | - | 21,847 |
| Net loss | - | - | - | - | - | (164,579) | (164,579) |
| **ENDING BALANCE, DECEMBER 31, 2020** | - | $ - | $ - | $ 131,593 | $ - | $ (751,535) | $ (619,942) |
| Contributions | - | - | - | 2,000 | - | - | 2,000 |
| Conversion from LLC to Corporation | 8,100,000 | 81 | - | (133,593) | 133,512 | - | - |
| Issuance of SAFE obligations | - | - | 537,470 | - | - | - | 537,470 |
| Issuance of Warrants | - | - | - | - | 316,147 | - | 316,147 |
| Net loss | - | - | - | - | - | (435,765) | (435,765) |
| **ENDING BALANCE, DECEMBER 31, 2021** | **8,100,000** | **$ 81** | **$ 537,470** | **$ -** | **$ 449,659** | **$ (1,187,300)** | **$ (200,090)** |

See independent accountant's review report and accompanying notes to financial statements.

**VONMERCIER INC.**
**(FORMERLY, MERCIER-JONES, LLC)**
**STATEMENTS OF CASH FLOWS**
**DECEMBER 31, 2021 AND 2020**
**(unaudited)**

| | 2021 | 2020 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (435,765) | $ (164,579) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Amortization and depreciation expense | 22,042 | 9,604 |
| SAFE obligations issued in exchange of services | 13,970 | - |
| Discount on issuance of warrants with convertible notes | 128,990 | - |
| (Increase) decrease in assets: | | |
| Inventory | - | 46,761 |
| Due from related party | (837) | |
| Prepaid expenses and other current assets | (5,949) | (349) |
| Deposits | (6,014) | - |
| Increase (decrease) in liabilities: | | |
| Accounts payable | 1,409 | - |
| Accrued expenses | 123 | - |
| Accrued interest on convertible note | 47,944 | 90,642 |
| Deferred rent obligation | 16,000 | |
| Deposits | 5,000 | - |
| **CASH USED FOR OPERATING ACTIVITIES** | (213,087) | (17,921) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Cash used for fixed assets | (146,654) | - |
| **CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES** | (146,654) | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Capital contributions | 2,000 | 21,847 |
| Repayments of note payable | (5,468) | (5,122) |
| Issuance of SAFE obligations | 523,500 | - |
| **CASH PROVIDED BY FINANCING ACTIVITIES** | 520,032 | 16,725 |
| **NET INCREASE (DECREASE) IN CASH** | 160,291 | (1,196) |
| **CASH AT BEGINNING OF YEAR** | 395 | 1,591 |
| **CASH AT END OF YEAR** | $ 160,686 | $ 395 |

| | 2021 | 2020 |
|---|---|---|
| **CASH PAID DURING THE YEAR FOR:** | | |
| **INTEREST** | $ 1,642 | $ 1,988 |
| **INCOME TAXES** | $ - | $ - |

See independent accountant's review report and accompanying notes to financial statements.

## 1. Summary of Significant Accounting Policies

***The Company***
VonMercier Inc. (the "Company") was incorporated in the State of Delaware on March 1, 2021. Previously, the Company was originally formed as Mercier-Jones, LLC in the State of Illinois on April 5, 2013, and converted to a Delaware corporation that included a name change to VonMercier Inc. on March 1, 2021. The Company specializes in designing and manufacturing electric vehicles of the future to enhance an individual's exploration, transportation for the future.

***Going Concern***
Since Inception, the Company has relied on funds from convertible notes, SAFE obligations, member contributions to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

***Fiscal Year***
The Company operates on a December 31st year-end.

***Basis of Presentation***
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

***Use of Estimates***
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

***Cash and Cash Equivalents***
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

***Risks and Uncertainties***
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

**1. Summary of Significant Accounting Policies (continued)**

***Accounts Receivable***
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company had no accounts receivable.

***Intangible Assets***
The Company has recorded intangible assets at cost. The intangible assets consist of patents and digital CAD designs of the product, parts, molds, assembly instructions and related software. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $851 and $851 for the years ended December 31, 2021 and 2020, respectively.

***Property and Equipment***
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over ten years, machinery and equipment, along with molds and tooling are depreciated over seven years, while vehicles and trailers are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1. **Summary of Significant Accounting Policies (continued)**

***Income Taxes***

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Maryland.

***Fair Value of Financial Instruments***

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

| | |
|---|---|
| Level 1 | - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. |
| Level 2 | - Include other inputs that are directly or indirectly observable in the marketplace. |
| Level 3 | - Unobservable inputs which are supported by little or no market activity. |

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

**1. Summary of Significant Accounting Policies (continued)**

***Fair Value of Financial Instruments (continued)***
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

***Concentrations of Credit Risk***
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

***Revenue Recognition***
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company will generate revenues by selling electric vehicles. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized nil in revenue.

***Advertising Expenses***
The Company expenses advertising costs as they are incurred.

***Organizational Costs***
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

***New Accounting Pronouncements***
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

## 1. Summary of Significant Accounting Policies (continued)

***New Accounting Pronouncements***
In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

## 2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

The Company has entered into an operating lease agreement, which contain a provision for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent obligation," which is included in "Other current liabilities" in the accompanying Balance Sheet. The operating lease agreement was entered into in July 2021 and is valid through September 2026. Future minimum lease payments are as following:

| | |
|---|---|
| Through September 2022 | $2,000 per month |
| October 2022 – September 2023 | $4,000 per month |
| October 2023 – September 2024 | $6,000 per month |
| October 2024 – September 2025 | $8,000 per month |
| October 2025 – September 2026 | $10,000 per month |

The lease carries an early termination clause, which states that during years three through five of the lease, the tenant may cancel the lease and pay an early termination fee of $50,000. During year five, the early termination fee is reduced to $25,000.

During January 2022, the Company signed an amendment to the lease which allows the cancellation of the lease within six months of January 2022, if the tenant cannot obtain a Use and Occupancy Certificate. The termination clause will not apply if this happens.

## 3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021 and 2020:

| Property and equipment at cost: | 2021 | 2020 |
|---|---|---|
| Furniture and Fixtures | $ 794 | $ - |
| Leasehold Improvements | 31,175 | - |
| Machinery and Equipment | 4,674 | - |
| Molds and Tooling | 140,887 | 30,876 |
| Vehicles and Trailers | 49,189 | 49,189 |
| | 226,719 | 80,065 |
| Less: Accumulated depreciation | 82,061 | 60,871 |
| Total | $ 144,658 | $ 19,194 |

## 4. Convertible Notes

The Company has issued several convertible promissory notes. During the year ending December 31, 2019, the Company had five convertible promissory notes outstanding with interest rates at 12.75%. During the year ending December 31, 2020, the outstanding convertible promissory notes, and the associated accrued interest was restructured into one convertible promissory note at a principal balance of $684,779. This new note carries a 9.5% interest rate, a pre-money valuation cap of $10,000,000 and conversion discount of 25%. The note matures in 2023. In conjunction of the issuance of this note, the Company issued detachable warrants (as discussed in Note 6). Breakdown of the outstanding note is as follows:

| | |
|---|---|
| Principal of Convertible Note | $ 684,779 |
| Accured interest at December 31, 2021 | 47,944 |
| Value of Convertible note at December 31, 2021 | 732,723 |
| Portion of Convertible Note Allocated to Warrants | (316,147) |
| Amortization of discount to interest expense | 52,692 |
| Convertible Note Balance at December 31, 2021 | $ 469,268 |

## 5. Notes Payable

Debt consisted of the following at December 31, 2021 and 2020:

| | 2021 | 2020 |
|---|---|---|
| Contract note payable; interest at 5.37% per annum, maturing in August 2026, monthly payment of $592, collateralized by a Company vehicle. | $ 29,192 | $ 34,660 |
| Less: Current portion of notes payable | 5,681 | 5,468 |
| Long term portion of notes payable | 23,511 | 29,192 |

Maturity of the notes payable is as follows:

| | |
|---|---|
| December 31, 2022 | $ 5,681 |
| December 31, 2023 | 5,994 |
| December 31, 2024 | 6,322 |
| December 31, 2025 | 6,672 |
| December 31, 2026 | 4,523 |
| | $ 29,192 |

## 6. Equity

***Common Stock***
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 16,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, 8,100,000 shares have been issued and are outstanding.

***Conversion from LLC to Corporation***
On March 1, 2021, Mercier-Jones, LLC converted to VonMercier LLC. At the conversion, all outstanding capital contributions ($133,512) were exchanged for 8,100,000 shares of stock in the Company.

***SAFE Obligations***
During 2021, the Company issued several Simple Agreements for Future Equity ("SAFEs") totaling $537,470 and nil as of December 31, 2021, and 2020, respectively. The agreements state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, the SAFEs will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreements state a post-money valuation cap of $20,000,000 with a 20% discount rate.

***Warrants***
In conjunction with all the convertible note issuances discussed in Note 4, the Company issued detachable warrants. Under this agreement, the investor is allowed to purchase up to an additional 2,400,000 shares of the Company's common stock, par value $0.0001 per share, at an exercise price of $0.31 per share, exercisable within four years of the issuance date. During the year ending December 31, 2021, total funds received of $684,779 were allocated $316,147 to the warrants and $368,632 to the notes.

**6. Equity (continued)**

***Warrants (continued)***
The values assigned to both the notes and the warrants were allocated based on their relative fair values. The relative fair value of the warrants at the time of issuance, which was determined using the Black- Scholes option-pricing model, was recorded as additional paid-in capital and reduced the carrying value of the note. The discount on the note is being amortized to interest expense over the term of the note. At December 31, 2021, the unamortized discount on the note is $263,455.

**7. Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on April 5, 2013, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

**8. Subsequent Events**

***Crowdfunding Offering***
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.com"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

***Managements Evaluation***
The Company has evaluated subsequent events through June 13, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

# EXHIBIT B

*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

**VONMERCIER INC.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2022**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], VonMercier Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

**1.** ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

**2. *Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

**3.** ***Company Representations***

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

**4. *Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5.** ***Transfer Restrictions***.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) If the Investor intends to transfer the Crowd SAFE **("Transfer"**) in accordance with this Section 5, the investor accepting transfer **("Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

**6. *Miscellaneous***

(a) The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Baltimore, Maryland. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**VONMERCIER INC.**

By:
Name: Michael Mercier
Title: Chief Executive Officer
Address: 121 Saint John Street, Havre de Grace, MD 21078, United States
Email: michael@vonmercier.co

**INVESTOR:**
By:
Name:

**EXHIBIT A- Nominee Rider and Waiver**

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by VONMERCIER INC., (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with at the direction of the Chief Executive Officer of VonMercier Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided*, that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term"** the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information **("PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

*(Remainder of Page Intentionally Blank – Signature Page to Follow)*

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**INVESTOR:**

By:

Name:

Date:

**NOMINEE:**

**Republic Investment Services LLC**

By:

Name: Youngro Lee, President

Date:

**COMPANY:**

**VonMercier Inc.**

By:

Name: Michael Mercier, CEO

Date:

# EXHIBIT C

*Video Transcript*

**Video Transcript from https://republic.com/vonmercier**

*At VonMercier we are innovating electric hovercraft*

*Introducing Arosa, our first electric hover vehicle, designed in a modern and luxury style.*

*Starting with existing hovercraft technology, we have innovated a new directional control system, and integrated an electric powertrain so that hover vehicles can become quieter and easier to use.*

*I've always been fascinated with hovercraft technology. That's why I started to design the Arosa. I wanted it to be visually exciting while highlighting the engineering innovations and capabilities within. This design embodies the future I dreamed of as a kid.*

*Personal intuitive transport over land and water is becoming increasingly important. Extreme floods are already causing devastation every year. Sea levels are rising at an increasing rate.*

*Where water meets land, there is a desire for an easy to use hovercraft, for both transportation and rescue. So we started by creating something entirely unique and intuitive to drive.*

*Instead of controls like on a jet ski where a driver holds handlebars and has to shift their weight around, we designed an automotive experience with a steering wheel and foot pedals. And there's no big fan behind the driver like on an airboat. We have a patented side thrust system that lets you turn on a dime.*

*The Arosa is an electric vehicle. It's quiet, green and plugs into a standard EV charger.*

*Our journey of bringing the Arosa to life has involved years of development and testing. Each build, test, failure, and success taught us more and more about the powertrain, control system, lift fan, and the hovercraft as a whole. These lessons have enabled VonMercier to bring about a new and exciting vehicle class.*

*Now we are bringing what we know into a refined production grade Arosa. This model is optimized for high performance and style, so it can show off the capabilities of the electric hovercraft of the future.*

*Imagine a near future where we can both rescue easily over rushing floodwater and travel effortlessly between land and rising seas. VonMercier is looking for investor, customers and collaborators as we continue to bring the Arosa to market and build the future of transportation.*

**EXHIBIT D**

*TTW Communications*

Republic

| | |
|---|---|
| **Company Name** | VONMERCIER |
| **Logo** | |
| **Headline** | Bringing imagined vehicles to life—starting with the electric (EV) hovercraft |
| **Slides** |  |

VONMERCIER

**Tags**

B2B, B2C, Companies, Coming Soon, Manufacturing, Electric Vehicles (EVs)

**Pitch text**

## Summary

- Prototypes built & tested at full-scale of the Arosa EV sports hovercraft
- 7 customer deposits to date for the first production series Arosa units
- $700,000 projected revenue from first 7 deposits
- Patented directional control system for hovercraft
- Scalable EV powertrain technology with automotive and aircraft grade parts
- Fully molded carbon fiber beta production unit in process
- Global press and invitation to be featured on CNBC show, Jay Leno's Garage

## Problem

# No good means of transport in a world of rising water

From 2006–2015, the global average water level in the ocean rose by 2.5 times the average rate (climate.gov). **Other studies show that by 2030, the population exposed to flooding will increase by over 25% of current rates.**


Emerging need for transport
in extreme floods & rising seas

Using boats for rescue and transportation in floods and shallow waters can be difficult and dangerous.

—

## Hovercraft are a great option for transportation and rescue in a world of rising water.

**But conventional hovercraft are:**

*Hard to Control*

—

*Noisy*

—

*Lack Modern Style*


Market
Gap
Desire
Disappointment

Using a cushion of air, hovercraft can travel in environments of shallow water and where water meets land. However, existing hovercraft are hard to control, noisy and lack a modern design.

### Solution

## The Arosa electric hovercraft


Arosa

**Arosa is a sports hovercraft for travel over land and water. It uses a new electric hovercraft technology platform that makes it quiet and easy to use.**

As an amphibious EV, the Arosa helps reduce global emissions while adapting to a changing climate.





**The Arosa is an EV like no other and is a thrilling and attractive ride from water to land!**

Evolving out of a childhood dream and using existing air cushion hovering technology, VonMercier invented and **patented a new directional control system** for hovercraft and integrated an all-electric powertrain in the Arosa.

**This new technology lays the foundation for hover vehicles to become quieter and easier to use.**


Water


Shore


Land

## Product

# Sleek styling and intuitive control over land & water


Patented Control System
Electric Powertrain
Aerodynamic Design


Fly-by-wire Pilot Inputs
Quiet Lift Fan
Carbon Fiber Body
Air Cushion Hovering

The Arosa EV Hovercraft is outfitted with new innovations that make it exciting and easy to use!

| FEATURE | | BENEFIT |
|---|---|---|
| Air Cushion Hovering | = | **Travel on Water & Land** |
| Patented Control System | = | **Easy to Use** |
| Carbon Fiber Body | = | **Lightweight & Strong** |
| Aircraft Electric Motors | = | **Fast & Durable** |
| Centrifugal Lift Fan | = | **Quiet** |
| Electric EV Powertrain | = | **Green & Easy to Maintain** |



Use the Arosa along the beach and shoreline. Shallow waters, sands, and grasses are all fair game for this off-road EV to explore.

Use the Arosa on waterways as a registered watercraft - when power is off, it floats like a boat. The construction is compliant to the guidelines of the United States Coast Guard (USCG).



An all-electric powertrain provides energy to three independent fans, one for lift and two for side-intake thrust.



Steering and pedal actions from the pilot are managed by onboard computers. The pilot enjoys the ride while the vehicle takes care of the rest.

## Traction

# Global attention


VONMERCIER
Greenland
Iceland
Sweden
Norway
Russia
Canada
United Kingdom
Belarus
Ukraine
France
Kazakhstan
Mongolia
North Pacific Ocean
United States
North Atlantic Ocean
Spain
Italy
Turkey
Uzbekistan
China
Japan
Morocco
Tunisia
Iraq
Iran
Libya
Egypt
Saudi Arabia
Oman
Pakistan
Nepal
India
Mexico
Cuba
Senegal
Mali
Niger
Sudan
Yemen
Thailand
Philippines
Colombia
Cameroon
Sri Lanka
Malaysia
Kenya
Indonesia
Tanzania
Papua New Guinea
Peru
Brazil
Angola
Bolivia
Madagascar
Namibia
Indian Ocean
Paraguay
South Atlantic Ocean
South Pacific Ocean
Australia
South Africa
Argentina
New Zealand

VonMercier and the Arosa receive website visitors and interest from all over the world!

—

Robb Report

"It's kind of like if a Bugatti and a Sunseeker had a baby."

NEW ATLAS

"VonMercier's Arosa is flat-out flashy."

autoevolution

"Your dream childhood vehicle, that's what the Arosa is."

YD YANKO DESIGN

"At first glance, it looks like a luxury sports car."

—


JAY LENO'S
GARAGE
CNBC

Invited for Filming 2022 or 2023 Season

**The TV Show *Jay Leno's Garage* has invited VonMercier to bring the Arosa to be featured!**

## Manufacturing progress



**First shot of molded carbon body**

In collaboration with JT Composites of Indianapolis, VonMercier has tooled and molded the first carbon fiber body of an Arosa in June 2021.




VONMERCIER



This body is being used right now in the beta production unit of the Arosa.

## Waterfront headquarters

*Maryland, USA*







VonMercier is headquartered in **Havre de Grace, Maryland** with room for production assembly, a sales showroom and an R&D area. With direct access to the **Chesapeake Bay**, hover demonstrations and customer test flights are done on site.

## Customers

# Arosa target customers

**Individuals:**



*One of a Kind*



*Limited Edition*



*Bespoke*

Target customers are discerning individuals who live on or have access to open water or land. These customers value beautiful design, bespoke manufacturing, cutting edge technology and unique products and experiences.

**Businesses:**



VonMercier also plans to target businesses like beachside resorts, expedition companies, and boat rental companies. Sales to these types of customers will likely include multiple Arosa units per order.

**Deposits:**


7
Paid
Deposits
Arosa
First Production Series

There are currently 7 paid customer deposits for a production Arosa sports hovercraft. Initial deposits originated from organic press. For 2022, VonMercier plans wider marketing to secure up to 50 deposits as part of the First Production Series.

### Business Model

## Built-on-order = high margin at low volume


EXAMPLE
Arosa Base Price
$100,000
$1,000 Reservation
3-6mo Lead Time
$50,000 Starting Payment Configuration
$49,000 Final Payment
Revenue Projections in Luxury Recreation
Year1: 25 units sold $ 2,500,000
Year2: 50 units sold $ 5,000,000
Year3: 250 units sold $ 25,000,000
VONMERCIER

VonMercier designs, manufactures and assembles vehicles for sale using a built-on-order model. An initial deposit secures a customer's build position, and a 50% progress payment is received at least 3 months prior to delivery, then parts are ordered. Final payment is due before delivery.

## $25M revenue & $6M EBITDA

At a volume of 250 Arosa units in year 3 of production, VonMercier projects an EBITDA of **24% with at least $6,000,000 in earnings.**

## 47% direct margin projection

VonMercier is manufacturing the Arosa at low volume and high margin. At a production scale of 50 units, the direct cost of each Arosa unit will be approximately $53,000. The margin dollars are used to run the business and re-investment in R&D and growth.

## Options, accessories, add-ons and service packages

VonMercier expects additional revenues from options and customizations during the order process. Accessories and add-ons will also be made available including an enclosure kit (roof), software and sensor updates.

Service packages will be offered beyond the 1yr manufacture’s warranty. VonMercier has begun talks with regional service providers for local options for customers.


Manufacturing Model
1 Hi-tech Partners
2 Agile Manufacturing
3 Re-configurable Assembly Cells
4 Automated Fabrication

## Agile manufacturing

Manufacturing and engineering overhead is curtailed by strong relationships with key suppliers, also allowing for easier expansion and rapid new product development. These suppliers can supplement the core engineering team when needed, so development can happen more rapidly.

Assembly cells are re-configurable so the manufacturing efficiencies and design updates can be quickly applied to the assembly line.

Automation is used for repetitive steps in the manufacturing process such as in the lower hull construction.

## Market

# Pioneering new markets & capitalizing in existing

## Enter then expand


Entry Market:
B2C
Recreation
Ship to Shore
VonMercier
Projected
Segments
B2G / SAR
Search & Rescue
Military
B2C & B2B
Future Transportation
B2B
Vacation / Tourism

VonMercier is entering the global market by **targeting the luxury end of the Recreation business-to-consumer (B2C) vehicle market with the Arosa.** Vehicle models will be further developed to serve the Yacht Tender and Luxury business-to-business (B2B) markets. Ruggedization and utility elements will be added to models to target the business-to-government (B2G) and search and rescue (SAR) markets.

## Forge new markets

New markets will be created as the Arosa introduces the world to easy to use and attractive electric hover vehicles.


Reemergence of Landing-Craft
Yacht Tenders
25%
20%
15%
10%
5%
0%
14
15
16
17
18
19
20
21
Year
Source: thesuperyachtgroup.com

The specific segment of yacht tenders and "big kid toys" has seen a rise in popularity in shore-capable landing craft. The Arosa will stand out from the competition in this segment for both individual and resort customers.

## Drive growth through innovation in the hovercraft market

*"The limitations of hovercraft have prevented adoption on large scale. Lack of control, high noise, low efficiency, and lack of common comfort have prevented hovercraft from being used as a feasible means of mass transport. However, the commercial and military sectors have seen growth in hovercraft use, despite the shortcomings."*

-Source: Mordor Intelligence 2021 market report

## Capture share in commercial and military markets

**Global market for commercial and military hovercraft:**

- **$148 Million**
- **2.1% Rev Growth** Projection


HOVERCRAFT MARKET
Revenue in USD million, Military, 2018-2026
89.31
91.05
92.79
94.50
96.21
97.90
99.58
101.24
102.89
2018
2019
2020
2021
2022
2023
2024
2025
2026
SOURCE: Mordor Intelligence

Military Hovercraft Market (Global)


HOVERCRAFT MARKET
Revenue in USD million, Commercial, 2018-2026
52.79
54.35
55.93
57.52
59.13
60.75
62.38
64.03
65.69
2018
2019
2020
2021
2022
2023
2024
2025
2026
SOURCE: Mordor Intelligence

Commercial Hovercraft Market (Global)

## Capture share in existing marine recreation markets

VonMercier technology innovation and product development will lead to market capture in existing boat and hovercraft markets.

**Boat building market in the United States:**

- **$6.5 Billion**
- **2.8% Rev Growth** Projection


8
7.5
7
6.5
6
$ Billion
20
21
22
23
24
25
Year
Source: IBISWorld

The market for marine recreation is large and growing.

## Competition

# Easier to use than other hovercraft


Side Intake Vectored Thrust
New Patented Technology


Rear Fan Thrust
Conventional Technology

Conventional personal hovercraft use a rear fan and pivoting fins for thrust. Steering with a rear fan is awkward/difficult because the hovercraft "fish-tails" while in motion.

The VonMercier Arosa uses patented side-thrust technology for an easy and intuitive ride.

—

## Quieter hovering


Centrifugal Lift Fan
Axial Lift Fan
Lawn Mower 90 dB
Normal Conversation 55-65 dB
Quiet Library 40 dB
Headphones 100-110 dB
Instant Hearing Damage Occurs 140 dB
40
60
80
100
120
140
Vacuum 60-85 dB
Hearing Protection Recommended 85 dB+
Jet Engine Taking Off 140 dB

The proprietary centrifugal lift fan used in the Arosa reduces the noise level and uses less energy than an axial fan.

—

## More versatile than other vehicles

The Arosa has the ability to seamlessly transition from land to water while still being fast and exciting on both terrain.






Sealegs Amphibious
86 units/year avg
$110k average price point
KTM X-Bow
120 units/yr avg
$103k price point
ICON Aircraft A5
50 units in 2020
$359k price point

When compared to a track car, speed boat, or small airplane, the Arosa EV Hovercraft is a fantastic choice for multi-terrain use.

## Vision

VONMERCIER

# Bring imagined vehicles to life

Your investment will be used to **employ** team members, **manufacture** the Arosa, and **deliver the first** electric sports hovercraft to customers!



Concept Design
**2012**



Prototype One
**2013**



Prototype Two
**2014 - 2020**



Production Molds
**2021**



Production Beta Unit in Process
**Right Now!**

## Product roadmap

The Arosa 2-seater electric sports hovercraft will be the first vehicle in a long line of vehicles to be developed by VonMercier.


Arosa
Hover Electric Vehicle (HEV)
2-3 Passengers
400lbf Thrust
$100k+
250units/year = $25 Million

**Arosa.** *A thrilling ride in style over water and land. Lightweight and fast with high-tech features and luxury finishes.*


OLTEN
Hover Search & Rescue (H-SAR)
6 Passengers
800lbf Thrust
$300k+
100units/year = $30 Million

**Olten.** *Search and rescue no matter the water level. Floods, rivers, muds, and grasses are no match for those that hover.*


Lucerne
Hover Electric Vehicle (HEV)
6 Passengers
800lbf Thrust
$200k+
500units/year = $100 Million

**Lucerne.** *A ride for you and your friends to explore coast lines and beaches. Tender from yacht to shore in style! Side-by-side seating and room to lounge in luxury.*

## Projection to $300 million


Combined Revenue Projection – Hovercraft Models
Revenue in Millions
$350,000,000
$300,000,000
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032
Lucerne: 6-person EV luxury hovercraft
Olten: 6-person rescue hovercraft
Arosa: 2-person EV sports hovercraft
Arosa HEV
Olten SAR
Lucern HEV

## Investors

# Much progress with less than $1 million

VonMercier is proud of all we have accomplished with relatively little investment compared to other vehicle prototype budgets.

We know how to make a dollar go a long way.


First Scaling Phase
Series-A Funding Sought
$10M
Series-A Goal
Complete Delivery of 100 Arosa Units
2024
Grow the Team
2023
Scale Production Capacity
2023
Initial Go-to-Market Phase
Seed Funding Sought
$1.5M
Seed Max
$1M
Seed Goal
$573K
Raised
Secure 25 Customer Deposits
Oct 2022
Hire Core Team / Begin First Unit Assembly
June 2022
Complete Build of Production-Grade Arosa
May 2022 (in progress)
Tooled & Molded Carbon Fiber Body
Complete Sept 2021
Core R&D Phase
Pre-seed Funding
Spent $348K Pre-Seed
High-Fidelity Prototype
Complete
Proof of Concept
Complete
Proof of Market
Complete

**$348,000 in pre-seed funding built the first and second prototypes and iterations.** These first stages of development were done with investment from friends & family, founder funding, support from vendors, and a key angel investor, Screw Cap Holdings, LLC.




MERCIER·JONES

2013 - Prototype One





2014 - Prototype Two





2017 - Hand-built Body





2018 / 2020 - Paint and Details

**$573,000 in recent seed funding from Screwcap Holdings, LLC and another family investments have begun to bring the Arosa to market.** Investment in molds for the carbon fiber body means we can make additional Arosa units.



2021 – Testing and EV Development


CHM

—

## You are investing in the future of transportation!

—

## Founder



# Michael Mercier

*Founder, CEO, Product Development*

In his career in product development and mechanical engineering, Michael has launched products in industries spanning consumer goods to surveillance drones. He has personally brought ideas from concept to market as engineer, project manager, researcher, team leader, designer, maker, and NPD director. **He holds 5 patents.**


Fellowes

## Following through on a childhood dream

**At a young age, Michael fell in love with hovercraft technology.** The ability to go seamlessly from land to water is amazing and useful, but Michael was not satisfied with how difficult hovercraft were to use and that they didn't look anything like his favorite cars.


AIR CAR —
SPACE CRAFT
CAUTION
Do not operate your Space Craft near water, or on any wet or damp surface.
SPACE CRAFT #3

*Michael built his first hovercraft using plans from a Boy's Life magazine.*



**Team**

| | |
|---|---|
| Andrew Fritz | Investor, Board Director |
| Jennifer Micek | Board Director |
| Roger Bailey | Advisor - Composites Manufacturing |
| Ben Taber | Industrial Designer |

| | | | |
|---|---|---|---|
| | Naomi Schale | Engineering Assistant | |
| | Bill Mercier | Investor, Facility Manager | |
| | Michael Mercier | Founder, CEO, Engineering & Product Development | 10 + years inventing, designing, and bringing products to market. Studied mechanical engineering and product development at Virginia Commonwealth University. |
| | Ray Bennett | VP Manufacturing Ops | 10 + years experience running projects at both Google and AT&T. Studied industrial and systems engineering at Virginia Tech. |

## Perks

| | |
|---|---|
| **$250** | Arosa magnet |
| **$500** | VonMercier Hat |
| **$1,000** | All bonus perks above + VonMercier Shirt |
| **$2,500** | All bonus perks above + Exclusive Q&A with VonMercier team via an online meeting |
| **$5,000** | All bonus perks above + Ticket to ride the Arosa at a live event in Havre De Grace, MD |
| **$10,000** | All bonus perks above + $5,000 discount on purchase of an Arosa 3D printed miniature Arosa |

## FAQ

**How do I earn a return?**

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

**What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?**

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

| | |
|---|---|
| **Q. Can I see it operate in person?** | A. Yes, soon! We expect to have the production model operational this summer and will be able to schedule showings and demonstrations. |
| **Q. How does vehicle registration work?** | A. It's easy! You will register the Arosa with your state or country as a boat (watercraft). |
| **Q. How fast does the Arosa go?** | A. The production model will reach about 50mph (80kmh) on water. |
| **Q. How much does the Arosa cost?** | A. The expected base price is $100,000 USD. |
| **Q. Can I reserve an Arosa now?** | A. Yes, please do. Visit https://www.vonmercier.co/reserve to place a deposit. |
| **Q. What's the delivery date for first orders?** | A. The first VonMercier Arosa production units are expected to be available for delivery in 2022. |

| | |
|---|---|
| **Q. Will you be showing this at boat shows and car shows?** | A. Yes! Stay tuned for announcements. |
| **Q. What is the warranty?** | A. We anticipate a one-year warranty against manufacturing defect. |
| **Q. Does it come in only red?** | A. No! Just like a car, customizations will be available. |
| **Q. How do you steer it?** | A. Just like a car, you have a steering wheel and that governs the thrust fans for maneuverability. |
| **Q. Does it have brakes? How do you stop it?** | A. While there are no brakes, the system works somewhat like a car. However in this case, your brakes are the reverse thrust. When you engage the reverse pedal the thrust air will flow out the front nozzles and slow you down. |
| **Q. When it stops on water, does it float?** | A. Yes, of course. |

| | |
|---|---|
| **Q. Will this be street legal?** | A. Hopefully one day. |
| **Q. What service and maintenance requirements do you estimate the Aroas will require?** | A. Certainly, you'll need a standard EV battery charger. Regular inspection and cleaning of the thrust fans and lift fan of debris, like leaves, will help keep the airflow systems in good condition. We are still working out the details of other service and maintenance requirements. |
| **Q. Does the Arosa have any storage capacity? For example, a spot for a picnic basket, camping gear or fishing poles?** | A. There is room in the cabin enough for a picnic basket and some camping gear. Fishing pole mounts can easily be added to the side decks. Some internal compartments will be included to keep things dry. |
| **Q. Where are you located?** | A. Havre de Grace, Maryland, USA |
| **Q. Will this be available for a test drive to serious buyers?** | A. We expect to have a production model operational this summer and will be able to schedule showings and demonstrations. |

**Q. How high does it go?**

A. It rides on a cushion of air about 8 inches above the ground.

# Republic

**Company Name** VONMERCIER

**Logo**

**Headline** Bringing imagined vehicles to life—starting with the electric (EV) hovercraft

**Slides**


VONMERCIER

**Tags**

Crowd SAFE, Electric Vehicles (EVs), Manufacturing, Coming Soon, Companies, B2C, B2B

**Pitch text**

## Summary

- Prototypes built & tested at full-scale of the Arosa EV sports hovercraft
- 7 customer deposits to date for the first production series Arosa units
- $700,000 projected revenue from first 7 deposits
- Patented directional control system for hovercraft
- Scalable EV powertrain technology with automotive and aircraft grade parts
- Fully molded carbon fiber beta production unit in process
- Global press and invitation to be featured on CNBC show, Jay Leno's Garage

## Problem

# No good means of transport in a world of rising water

From 2006–2015, the global average water level in the ocean rose by 2.5 times the average rate (climate.gov). **Other studies show that by 2030, the population exposed to flooding will increase by over 25% of current rates.**


Emerging need for transport
in extreme floods & rising seas

Using boats for rescue and transportation in floods and shallow waters can be difficult and dangerous.

—

## Hovercraft are a great option for transportation and rescue in a world of rising water.

**But conventional hovercraft are:**

*Hard to Control*

—

*Noisy*

—

*Lack Modern Style*


Market
Gap
Desire
Disappointment

Using a cushion of air, hovercraft can travel in environments of shallow water and where water meets land. However, existing hovercraft are hard to control, noisy and lack a modern design.

## Solution

# The Arosa electric hovercraft


Arosa

**Arosa is a sports hovercraft for travel over land and water. It uses a new electric hovercraft technology platform that makes it quiet and easy to use.**

As an amphibious EV, the Arosa helps reduce global emissions while adapting to a changing climate.





**The Arosa is an EV like no other and is a thrilling and attractive ride from water to land!**

Evolving out of a childhood dream and using existing air cushion hovering technology, VonMercier invented and **patented a new directional control system** for hovercraft and integrated an all-electric powertrain in the Arosa.

**This new technology lays the foundation for hover vehicles to become quieter and easier to use.**


Water


Shore


Land

## Product

# Sleek styling and intuitive control over land & water


Patented Control System
Electric Powertrain
Aerodynamic Design


Fly-by-wire Pilot Inputs
Quiet Lift Fan
Carbon Fiber Body
Air Cushion Hovering

The Arosa EV Hovercraft is outfitted with new innovations that make it exciting and easy to use!

| FEATURE | | BENEFIT |
|---|---|---|
| Air Cushion Hovering | = | **Travel on Water & Land** |
| Patented Control System | = | **Easy to Use** |
| Carbon Fiber Body | = | **Lightweight & Strong** |
| Aircraft Electric Motors | = | **Fast & Durable** |
| Centrifugal Lift Fan | = | **Quiet** |
| Electric EV Powertrain | = | **Green & Easy to Maintain** |



Use the Arosa along the beach and shoreline. Shallow waters, sands, and grasses are all fair game for this off-road EV to explore.

Use the Arosa on waterways as a registered watercraft - when power is off, it floats like a boat. The construction is compliant to the guidelines of the United States Coast Guard (USCG).



An all-electric powertrain provides energy to three independent fans, one for lift and two for side-intake thrust.



Steering and pedal actions from the pilot are managed by onboard computers. The pilot enjoys the ride while the vehicle takes care of the rest.

## Traction

# Global attention


VONMERCIER
Greenland
Iceland
Sweden
Norway
Russia
Canada
United Kingdom
Belarus
Ukraine
France
Kazakhstan
Mongolia
Italy
Spain
Turkey
Uzbekistan
North Pacific Ocean
North Atlantic Ocean
United States
Mexico
Cuba
Morocco
Tunisia
Iraq
Iran
China
Japan
Libya
Egypt
Pakistan
Nepal
Saudi Arabia
Oman
India
Senegal
Mali
Niger
Sudan
Yemen
Thailand
Philippines
Colombia
Cameroon
Sri Lanka
Malaysia
Kenya
Indonesia
Peru
Brazil
Tanzania
Papua New Guinea
Bolivia
Angola
Paraguay
Namibia
Madagascar
Indian Ocean
Australia
South Pacific Ocean
South Atlantic Ocean
South Africa
Argentina
New Zealand

VonMercier and the Arosa receive website visitors and interest from all over the world!

—

Robb Report

"It's kind of like if a Bugatti and a Sunseeker had a baby."

NEW ATLAS

"VonMercier's Arosa is flat-out flashy."

autoevolution

"Your dream childhood vehicle, that's what the Arosa is."

YD YANKO DESIGN

"At first glance, it looks like a luxury sports car."

—


JAY LENO'S
GARAGE
CNBC

Invited for Filming 2022 or 2023 Season

**The TV Show *Jay Leno's Garage* has invited VonMercier to bring the Arosa to be featured!**

## Manufacturing progress



**First shot of molded carbon body**

In collaboration with JT Composites of Indianapolis, VonMercier has tooled and molded the first carbon fiber body of an Arosa in June 2021.




VONMERCIER



This body is being used right now in the beta production unit of the Arosa.

## Waterfront headquarters

*Maryland, USA*







VonMercier is headquartered in **Havre de Grace, Maryland** with room for production assembly, a sales showroom and an R&D area. With direct access to the **Chesapeake Bay**, hover demonstrations and customer test flights are done on site.

## Customers

# Arosa target customers

**Individuals:**



*One of a Kind*



*Limited Edition*



*Bespoke*

Target customers are discerning individuals who live on or have access to open water or land. These customers value beautiful design, bespoke manufacturing, cutting edge technology and unique products and experiences.

**Businesses:**



VonMercier also plans to target businesses like beachside resorts, expedition companies, and boat rental companies. Sales to these types of customers will likely include multiple Arosa units per order.

**Deposits:**


7
Paid
Deposits
Arosa
First Production Series

There are currently 7 paid customer deposits for a production Arosa sports hovercraft. Initial deposits originated from organic press. For 2022, VonMercier plans wider marketing to secure up to 50 deposits as part of the First Production Series.

### Business Model

## Built-on-order = high margin at low volume


EXAMPLE
Arosa Base Price
$100,000
$1,000 Reservation
3-6mo Lead Time
$50,000
Starting Payment
Configuration
$49,000
Final Payment

**Revenue Projections** in Luxury Recreation

| | | |
|---|---|---|
| Year1: | 25 units sold | $ 2,500,000 |
| Year2: | 50 units sold | $ 5,000,000 |
| **Year3:** | **250** units sold | **$ 25,000,000** |

VONMERCIER

VonMercier designs, manufactures and assembles vehicles for sale using a built-on-order model. An initial deposit secures a customer's build position, and a 50% progress payment is received at least 3 months prior to delivery, then parts are ordered. Final payment is due before delivery.

## $25M revenue & $6M EBITDA

At a volume of 250 Arosa units in year 3 of production, VonMercier projects an EBITDA of **24% with at least $6,000,000 in earnings.**

## 47% direct margin projection

VonMercier is manufacturing the Arosa at low volume and high margin. At a production scale of 50 units, the direct cost of each Arosa unit will be approximately $53,000. The margin dollars are used to run the business and re-investment in R&D and growth.

## Options, accessories, add-ons and service packages

VonMercier expects additional revenues from options and customizations during the order process. Accessories and add-ons will also be made available including an enclosure kit (roof), software and sensor updates.

Service packages will be offered beyond the 1yr manufacture's warranty. VonMercier has begun talks with regional service providers for local options for customers.


Manufacturing Model
1 Hi-tech Partners
2 Agile Manufacturing
3 Re-configurable Assembly Cells
4 Automated Fabrication

### Agile manufacturing

Manufacturing and engineering overhead is curtailed by strong relationships with key suppliers, also allowing for easier expansion and rapid new product development. These suppliers can supplement the core engineering team when needed, so development can happen more rapidly.

Assembly cells are re-configurable so the manufacturing efficiencies and design updates can be quickly applied to the assembly line.

Automation is used for repetitive steps in the manufacturing process such as in the lower hull construction.

### Market

# Pioneering new markets & capitalizing in existing

### Enter then expand


Entry Market:
B2C
Recreation
Ship to Shore
VonMercier
Projected
Segments
B2G / SAR
Search & Rescue
Military
B2C & B2B
Future Transportation
B2B
Vacation / Tourism

VonMercier is entering the global market by **targeting the luxury end of the Recreation business-to-consumer (B2C) vehicle market with the Arosa.** Vehicle models will be further developed to serve the Yacht Tender and Luxury business-to-business (B2B) markets. Ruggedization and utility elements will be added to models to target the business-to-government (B2G) and search and rescue (SAR) markets.

## Forge new markets

New markets will be created as the Arosa introduces the world to easy to use and attractive electric hover vehicles.


Reemergence of Landing-Craft
Yacht Tenders
25%
20%
15%
10%
5%
0%
14
15
16
17
18
19
20
21
Year
Source: thesuperyachtgroup.com

The specific segment of yacht tenders and "big kid toys" has seen a rise in popularity in shore-capable landing craft. The Arosa will stand out from the competition in this segment for both individual and resort customers.

## Drive growth through innovation in the hovercraft market

*"The limitations of hovercraft have prevented adoption on large scale. Lack of control, high noise, low efficiency, and lack of common comfort have prevented hovercraft from being used as a feasible means of mass transport. However, the commercial and military sectors have seen growth in hovercraft use, despite the shortcomings."*

-Source: Mordor Intelligence 2021 market report

## Capture share in commercial and military markets

**Global market for commercial and military hovercraft:**

- **$148 Million**
- **2.1% Rev Growth** Projection


HOVERCRAFT MARKET
Revenue in USD million, Military, 2018-2026
89.31
91.05
92.79
94.50
96.21
97.90
99.58
101.24
102.89
2018
2019
2020
2021
2022
2023
2024
2025
2026
SOURCE: Mordor Intelligence

Military Hovercraft Market (Global)


HOVERCRAFT MARKET
Revenue in USD million, Commercial, 2018-2026
52.79
54.35
55.93
57.52
59.13
60.75
62.38
64.03
65.69
2018
2019
2020
2021
2022
2023
2024
2025
2026
SOURCE: Mordor Intelligence

Commercial Hovercraft Market (Global)

## Capture share in existing marine recreation markets

VonMercier technology innovation and product development will lead to market capture in existing boat and hovercraft markets.

**Boat building market in the United States:**

- **$6.5 Billion**
- **2.8% Rev Growth** Projection


8
7.5
7
6.5
6
$ Billion
20
21
22
23
24
25
Year
Source: IBISWorld

The market for marine recreation is large and growing.

## Competition

# Easier to use than other hovercraft


Side Intake Vectored Thrust
New Patented Technology
Rear Fan Thrust
Conventional Technology

Conventional personal hovercraft use a rear fan and pivoting fins for thrust. Steering with a rear fan is awkward/difficult because the hovercraft "fish-tails" while in motion.

The VonMercier Arosa uses patented side-thrust technology for an easy and intuitive ride.

—

## Quieter hovering


Centrifugal Lift Fan
Axial Lift Fan
Lawn Mower 90 dB
Normal Conversation 55-65 dB
Quiet Library 40 dB
Headphones 100-110 dB
Instant Hearing Damage Occurs 140 dB
40
60
80
100
120
140
Vacuum 60-85 dB
Hearing Protection Recommended 85 dB+
Jet Engine Taking Off 140 dB

The proprietary centrifugal lift fan used in the Arosa reduces the noise level and uses less energy than an axial fan.

—

## More versatile than other vehicles

The Arosa has the ability to seamlessly transition from land to water while still being fast and exciting on both terrain.











| Sealegs Amphibious | KTM X-Bow | ICON Aircraft A5 |
|---|---|---|
| 86 units/year avg | 120 units/yr avg | 50 units in 2020 |
| $110k average price point | $103k price point | $359k price point |

When compared to a track car, speed boat, or small airplane, the Arosa EV Hovercraft is a fantastic choice for multi-terrain use.

## Vision And Strategy

VONMERCIER

# Bring imagined vehicles to life

Your investment will be used to **employ** team members, **manufacture** the Arosa, and **deliver the first** electric sports hovercraft to customers!



Concept Design
**2012**



Prototype One
**2013**



Prototype Two
**2014 - 2020**



Production Molds
**2021**



Production Beta Unit in Process
**Right Now!**

## Product roadmap

The Arosa 2-seater electric sports hovercraft will be the first vehicle in a long line of vehicles to be developed by VonMercier.


Arosa

- *Hover Electric Vehicle (HEV)*
- *2-3 Passengers*
- *400lbf Thrust*
- *$100k+*
- *250units/year =* ***$25 Million***

**Arosa.** *A thrilling ride in style over water and land. Lightweight and fast with high-tech features and luxury finishes.*


OLTEN

- *Hover Search & Rescue (H-SAR)*
- *6 Passengers*
- *800lbf Thrust*
- *$300k+*
- *100units/year =* ***$30 Million***

**Olten.** *Search and rescue no matter the water level. Floods, rivers, muds, and grasses are no match for those that hover.*


Lucerne
Hover Electric Vehicle (HEV)
6 Passengers
800lbf Thrust
$200k+
500units/year = $100 Million

**Lucerne.** *A ride for you and your friends to explore coast lines and beaches. Tender from yacht to shore in style! Side-by-side seating and room to lounge in luxury.*

## Projection to $300 million


Combined Revenue Projection – Hovercraft Models
Revenue in Millions
$350,000,000
$300,000,000
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
Lucerne: 6-person EV luxury hovercraft
Olten: 6-person rescue hovercraft
Arosa: 2-person EV sports hovercraft
Arosa HEV
Olten SAR
Lucern HEV

## Funding

# Much progress with less than $1 million

VonMercier is proud of all we have accomplished with relatively little investment compared to other vehicle prototype budgets.

We know how to make a dollar go a long way.


First Scaling Phase
Series-A Funding Sought
$10M
Series-A Goal
Complete Delivery of 100 Arosa Units → 2024
Grow the Team → 2023
Scale Production Capacity → 2023
Initial Go-to-Market Phase
Seed Funding Sought
$1.5M
Seed Max
$1M
Seed Goal
$573K
Raised
Secure 25 Customer Deposits → Oct 2022
Hire Core Team / Begin First Unit Assembly → June 2022
Complete Build of Production-Grade Arosa → May 2022 (in progress)
Tooled & Molded Carbon Fiber Body ✓ Complete Sept 2021
Core R&D Phase
Pre-seed Funding
Spent
$348K
Pre-Seed
High-Fidelity Prototype ✓ Complete
Proof of Concept ✓ Complete
Proof of Market ✓ Complete

**$348,000 in pre-seed funding built the first and second prototypes and iterations.** These first stages of development were done with investment from friends & family, founder funding, support from vendors, and a key angel investor, Screw Cap Holdings, LLC.




MERCIER-JONES

2013 - Prototype One





2014 - Prototype Two





2017 - Hand-built Body





2018 / 2020 - Paint and Details

**$573,000 in recent seed funding from Screwcap Holdings, LLC and another family investments have begun to bring the Arosa to market.** Investment in molds for the carbon fiber body means we can make additional Arosa units.





## 2021 – Testing and EV Development



—

## You are investing in the future of transportation!

—

## Founder



# Michael Mercier

*Founder, CEO, Product Development*

In his career in product development and mechanical engineering, Michael has launched products in industries spanning consumer goods to surveillance drones. He has personally brought ideas from concept to market as engineer, project manager, researcher, team leader, designer, maker, and NPD director. **He holds 5 patents.**



## Following through on a childhood dream

**At a young age, Michael fell in love with hovercraft technology.** The ability to go seamlessly from land to water is amazing and useful, but Michael was not satisfied with how difficult hovercraft were to use and that they didn't look anything like his favorite cars.


AIR CAR — SPACE CRAFT
CAUTION
Do not operate your Space Craft near water, or on any wet or damp surface
SPACE CRAFT #3

*Michael built his first hovercraft using plans from a Boy's Life magazine.*



**Team**

| | |
|---|---|
| Andrew Fritz | Investor, Board Director |
| Jennifer Micek | Board Director |
| Roger Bailey | Advisor - Composites Manufacturing |
| Ben Taber | Industrial Designer |

| | | | |
|---|---|---|---|
| | Naomi Schale | Engineering Assistant | |
| | Bill Mercier | Investor, Facility Manager | |
| | Michael Mercier | Founder, CEO, Engineering & Product Development | 10 + years inventing, designing, and bringing products to market. Studied mechanical engineering and product development at Virginia Commonwealth University. |
| | Ray Bennett | VP Manufacturing Ops | 10 + years experience running projects at both Google and AT&T. Studied industrial and systems engineering at Virginia Tech. |

## Perks

| | |
|---|---|
| **$250** | Arosa magnet |
| **$500** | VonMercier Hat |
| **$1,000** | All bonus perks above + VonMercier Shirt |
| **$2,500** | All bonus perks above + Exclusive Q&A with VonMercier team via an online meeting |
| **$5,000** | All bonus perks above + Ticket to ride the Arosa at a live event in Havre De Grace, MD |
| **$10,000** | All bonus perks above + $5,000 discount on purchase of an Arosa 3D printed miniature Arosa |

## FAQ

| | |
|---|---|
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |

**What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?**

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

| | |
|---|---|
| **Q. Can I see it operate in person?** | A. Yes, soon! We expect to have the production model operational this summer and will be able to schedule showings and demonstrations. |
| **Q. How does vehicle registration work?** | A. It's easy!  You will register the Arosa with your state or country as a boat (watercraft). |
| **Q. How fast does the Arosa go?** | A. The production model will reach about 50mph (80kmh) on water. |
| **Q. How much does the Arosa cost?** | A.  The expected base price is $100,000 USD. |
| **Q. Can I reserve an Arosa now?** | A. Yes, please do. Visit https://www.vonmercier.co/reserve to place a deposit. |
| **Q. What's the delivery date for first orders?** | A. The first VonMercier Arosa production units are expected to be available for delivery in 2022. |

| | |
|---|---|
| **Q. Will you be showing this at boat shows and car shows?** | A. Yes! Stay tuned for announcements. |
| **Q. What is the warranty?** | A. We anticipate a one-year warranty against manufacturing defect. |
| **Q. Does it come in only red?** | A. No! Just like a car, customizations will be available. |
| **Q. How do you steer it?** | A. Just like a car, you have a steering wheel and that governs the thrust fans for maneuverability. |
| **Q. Does it have brakes? How do you stop it?** | A. While there are no brakes, the system works somewhat like a car. However in this case, your brakes are the reverse thrust. When you engage the reverse pedal the thrust air will flow out the front nozzles and slow you down. |
| **Q. When it stops on water, does it float?** | A. Yes, of course. |

| | |
|---|---|
| **Q. Will this be street legal?** | A. Hopefully one day. |
| **Q. What service and maintenance requirements do you estimate the Aroas will require?** | A. Certainly, you'll need a standard EV battery charger.  Regular inspection and cleaning of the thrust fans and lift fan of debris, like leaves, will help keep the airflow systems in good condition. We are still working out the details of other service and maintenance requirements. |
| **Q. Does the Arosa have any storage capacity? For example, a spot for a picnic basket, camping gear or fishing poles?** | A. There is room in the cabin enough for a picnic basket and some camping gear. Fishing pole mounts can easily be added to the side decks. Some internal compartments will be included to keep things dry. |
| **Q. Where are you located?** | A. Havre de Grace, Maryland, USA |
| **Q. Will this be available for a test drive to serious buyers?** | A. We expect to have a production model operational this summer and will be able to schedule showings and demonstrations. |

**Q. How high does it go?**

A. It rides on a cushion of air about 8 inches above the ground.

# Republic

**Company Name** VONMERCIER

**Logo**

**Headline** Bringing imagined vehicles to life—starting with the electric (EV) hovercraft

**Slides**


VONMERCIER

**Tags**

Electric Vehicles (EVs), Coming Soon, Manufacturing, B2B, Crowd SAFE, Companies, B2C

**Pitch text**

## Summary

- Prototypes built & tested at full-scale of the Arosa EV sports hovercraft
- 7 customer deposits to date for the first production series Arosa units
- $700,000 projected revenue from first 7 deposits
- Patented directional control system for hovercraft
- Scalable EV powertrain technology with automotive and aircraft grade parts
- Fully molded carbon fiber beta production unit in process
- Global press and invitation to be featured on CNBC show, Jay Leno's Garage

## Problem

# No good means of transport in a world of rising water

From 2006–2015, the global average water level in the ocean rose by 2.5 times the average rate (climate.gov). **Other studies show that by 2030, the population exposed to flooding will increase by over 25% of current rates.**


Emerging need for transport
in extreme floods & rising seas

Using boats for rescue and transportation in floods and shallow waters can be difficult and dangerous.

—

## Hovercraft are a great option for transportation and rescue in a world of rising water.

**But conventional hovercraft are:**

*Hard to Control*

—

*Noisy*

—

*Lack Modern Style*


Market
Gap
Desire
Disappointment

Using a cushion of air, hovercraft can travel in environments of shallow water and where water meets land. However, existing hovercraft are hard to control, noisy and lack a modern design.

### Solution

## The Arosa electric hovercraft


Arosa

**Arosa is a sports hovercraft for travel over land and water. It uses a new electric hovercraft technology platform that makes it quiet and easy to use.**

As an amphibious EV, the Arosa helps reduce global emissions while adapting to a changing climate.





**The Arosa is an EV like no other and is a thrilling and attractive ride from water to land!**

Evolving out of a childhood dream and using existing air cushion hovering technology, VonMercier invented and **patented a new directional control system** for hovercraft and integrated an all-electric powertrain in the Arosa.

**This new technology lays the foundation for hover vehicles to become quieter and easier to use.**


Water


Shore


Land

## Product

# Sleek styling and intuitive control over land & water


Patented Control System
Electric Powertrain
Aerodynamic Design


Fly-by-wire Pilot Inputs
Quiet Lift Fan
Carbon Fiber Body
Air Cushion Hovering

The Arosa EV Hovercraft is outfitted with new innovations that make it exciting and easy to use!

| FEATURE | | BENEFIT |
|---|---|---|
| Air Cushion Hovering | = | **Travel on Water & Land** |
| Patented Control System | = | **Easy to Use** |
| Carbon Fiber Body | = | **Lightweight & Strong** |
| Aircraft Electric Motors | = | **Fast & Durable** |
| Centrifugal Lift Fan | = | **Quiet** |
| Electric EV Powertrain | = | **Green & Easy to Maintain** |



Use the Arosa along the beach and shoreline. Shallow waters, sands, and grasses are all fair game for this off-road EV to explore.

Use the Arosa on waterways as a registered watercraft - when power is off, it floats like a boat. The construction is compliant to the guidelines of the United States Coast Guard (USCG).



An all-electric powertrain provides energy to three independent fans, one for lift and two for side-intake thrust.



Steering and pedal actions from the pilot are managed by onboard computers. The pilot enjoys the ride while the vehicle takes care of the rest.

## Traction

# Global attention


VONMERCIER
North Pacific Ocean
North Atlantic Ocean
South Pacific Ocean
South Atlantic Ocean
Indian Ocean

VonMercier and the Arosa receive website visitors and interest from all over the world!

—

Robb Report

"It's kind of like if a Bugatti and a Sunseeker had a baby."

NEW ATLAS

"VonMercier's Arosa is flat-out flashy."

autoevolution

"Your dream childhood vehicle, that's what the Arosa is."

YD YANKO DESIGN

"At first glance, it looks like a luxury sports car."

—

## Manufacturing progress



**First shot of molded carbon body**

In collaboration with JT Composites of Indianapolis, VonMercier has tooled and molded the first carbon fiber body of an Arosa in June 2021.







This body is being used right now in the beta production unit of the Arosa.

## Waterfront headquarters

*Maryland, USA*







VonMercier is headquartered in **Havre de Grace, Maryland** with room for production assembly, a sales showroom and an R&D area. With direct access to the **Chesapeake Bay**, hover demonstrations and customer test flights are done on site.

## Customers

# Arosa target customers

**Individuals:**



*One of a Kind* *Limited Edition* *Bespoke*

Target customers are discerning individuals who live on or have access to open water or land. These customers value beautiful design, bespoke manufacturing, cutting edge technology and unique products and experiences.

**Businesses:**



VonMercier also plans to target businesses like beachside resorts, expedition companies, and boat rental companies. Sales to these types of customers will likely include multiple Arosa units per order.

**Deposits:**


7
Paid
Deposits
Arosa
First Production Series

There are currently 7 paid customer deposits for a production Arosa sports hovercraft. Initial deposits originated from organic press. For 2022, VonMercier plans wider marketing to secure up to 50 deposits as part of the First Production Series.

### Business Model

## Built-on-order = high margin at low volume


EXAMPLE
Arosa Base Price
$100,000
$1,000 Reservation
3-6mo
Lead
Time
$50,000
Starting Payment
Configuration
$49,000
Final Payment
Revenue Projections in Luxury Recreation
Year1: 25 units sold $ 2,500,000
Year2: 50 units sold $ 5,000,000
Year3: 250 units sold $ 25,000,000
VONMERCIER

VonMercier designs, manufactures and assembles vehicles for sale using a built-on-order model. An initial deposit secures a customer's build position, and a 50% progress payment is received at least 3 months prior to delivery, then parts are ordered. Final payment is due before delivery.

### $25M revenue & $6M EBITDA

At a volume of 250 Arosa units in year 3 of production, VonMercier projects an EBITDA of **24% with at least $6,000,000 in earnings.**

### 47% direct margin projection

VonMercier is manufacturing the Arosa at low volume and high margin. At a production scale of 50 units, the direct cost of each Arosa unit will be approximately $53,000. The margin dollars are used to run the business and re-investment in R&D and growth.

## Options, accessories, add-ons and service packages

VonMercier expects additional revenues from options and customizations during the order process. Accessories and add-ons will also be made available including an enclosure kit (roof), software and sensor updates.

Service packages will be offered beyond the 1yr manufacture's warranty. VonMercier has begun talks with regional service providers for local options for customers.


Manufacturing Model
1 Hi-tech Partners
2 Agile Manufacturing
3 Re-configurable Assembly Cells
4 Automated Fabrication

## Agile manufacturing

Manufacturing and engineering overhead is curtailed by strong relationships with key suppliers, also allowing for easier expansion and rapid new product development. These suppliers can supplement the core engineering team when needed, so development can happen more rapidly.

Assembly cells are re-configurable so the manufacturing efficiencies and design updates can be quickly applied to the assembly line.

Automation is used for repetitive steps in the manufacturing process such as in the lower hull construction.

## Market

# Pioneering new markets & capitalizing in existing

### Enter then expand


Entry Market:
B2C
Recreation
Ship to Shore
VonMercier
Projected
Segments
B2G / SAR
Search & Rescue
Military
B2C & B2B
Future Transportation
B2B
Vacation / Tourism

VonMercier is entering the global market by **targeting the luxury end of the Recreation business-to-consumer (B2C) vehicle market with the Arosa.** Vehicle models will be further developed to serve the Yacht Tender and Luxury business-to-business (B2B) markets. Ruggedization and utility elements will be added to models to target the business-to-government (B2G) and search and rescue (SAR) markets.

### Forge new markets

New markets will be created as the Arosa introduces the world to easy to use and attractive electric hover vehicles.


Reemergence of Landing-Craft Yacht Tenders
25%
20%
15%
10%
5%
0%
14
15
16
17
18
19
20
21
Year
Source: thesuperyachtgroup.com

The specific segment of yacht tenders and "big kid toys" has seen a rise in popularity in shore-capable landing craft. The Arosa will stand out from the competition in this segment for both individual and resort customers.

## Drive growth through innovation in the hovercraft market

*"The limitations of hovercraft have prevented adoption on large scale. Lack of control, high noise, low efficiency, and lack of common comfort have prevented hovercraft from being used as a feasible means of mass transport. However, the commercial and military sectors have seen growth in hovercraft use, despite the shortcomings."*

-Source: Mordor Intelligence 2021 market report

## Capture share in commercial and military markets

**Global market for commercial and military hovercraft:**

- **$148 Million**
- **2.1% Rev Growth** Projection


HOVERCRAFT MARKET
Revenue in USD million, Military, 2018-2026
89.31
91.05
92.79
94.50
96.21
97.90
99.58
101.24
102.89
2018 2019 2020 2021 2022 2023 2024 2025 2026
SOURCE: Mordor Intelligence

Military Hovercraft Market (Global)


HOVERCRAFT MARKET
Revenue in USD million, Commercial, 2018-2026
52.79
54.35
55.93
57.52
59.13
60.75
62.38
64.03
65.69
2018 2019 2020 2021 2022 2023 2024 2025 2026
SOURCE: Mordor Intelligence

Commercial Hovercraft Market (Global)

## Capture share in existing marine recreation markets

VonMercier technology innovation and product development will lead to market capture in existing boat and hovercraft markets.

**Boat building market in the United States:**

- **$6.5 Billion**
- **2.8% Rev Growth** Projection


8
7.5
7
6.5
6
$ Billion
20
21
22
23
24
25
Year
Source: IBISWorld

The market for marine recreation is large and growing.

### Competition

# Easier to use than other hovercraft


Side Intake Vectored Thrust
New Patented Technology


Rear Fan Thrust
Conventional Technology

Conventional personal hovercraft use a rear fan and pivoting fins for thrust. Steering with a rear fan is awkward/difficult because the hovercraft "fish-tails" while in motion.

The VonMercier Arosa uses patented side-thrust technology for an easy and intuitive ride.

—

## Quieter hovering


Centrifugal Lift Fan
Axial Lift Fan
Quiet Library 40 dB
Normal Conversation 55-65 dB
Lawn Mower 90 dB
Headphones 100-110 dB
Instant Hearing Damage Occurs 140 dB
40
60
80
100
120
140
Vacuum 60-85 dB
Hearing Protection Recommended 85 dB+
Jet Engine Taking Off 140 dB

A proprietary centrifugal fan is being developed for the Arosa. Tests of this fan show that it reduces noise and uses less energy than an axial fan.

## More versatile than other vehicles

The Arosa has the ability to seamlessly transition from land to water while still being fast and exciting on both terrain.











| Sealegs Amphibious | KTM X-Bow | ICON Aircraft A5 |
|---|---|---|
| 86 units/year avg | 120 units/yr avg | 50 units in 2020 |
| $110k average price point | $103k price point | $359k price point |

When compared to a track car, speed boat, or small airplane, the Arosa EV Hovercraft is a fantastic choice for multi-terrain use.

## Vision And Strategy

VONMERCIER

# Bring imagined vehicles to life

Your investment will be used to **employ** team members, **manufacture** the Arosa, and **deliver the first** electric sports hovercraft to customers!


Concept Design
2012


Prototype One
2013


Prototype Two
2014 - 2020


Production Molds
2021





Production Beta Unit in Process
**Right Now!**

## Product roadmap

The Arosa 2-seater electric sports hovercraft will be the first vehicle in a long line of vehicles to be developed by VonMercier.


Arosa

- *Hover Electric Vehicle (HEV)*
- *2-3 Passengers*
- *400lbf Thrust*
- *$100k+*
- *250units/year = **$25 Million***

**Arosa.** *A thrilling ride in style over water and land. Lightweight and fast with high-tech features and luxury finishes.*


OLTEN

- *Hover Search & Rescue (H-SAR)*
- *6 Passengers*
- *800lbf Thrust*
- *$300k+*
- *100units/year = **$30 Million***

**Olten.** *Search and rescue no matter the water level. Floods, rivers, muds, and grasses are no match for those that hover.*


Lucerne
Hover Electric Vehicle (HEV)
6 Passengers
800lbf Thrust
$200k+
500units/year = $100 Million

**Lucerne.** *A ride for you and your friends to explore coast lines and beaches. Tender from yacht to shore in style! Side-by-side seating and room to lounge in luxury.*

## Projection to $300 million


Combined Revenue Projection – Hovercraft Models
Revenue in Millions
$350,000,000
$300,000,000
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
Lucerne: 6-person EV luxury hovercraft
Olten: 6-person rescue hovercraft
Arosa: 2-person EV sports hovercraft
Arosa HEV
Olten SAR
Lucern HEV

## Funding

# Much progress with less than $1 million

VonMercier is proud of all we have accomplished with relatively little investment compared to other vehicle prototype budgets.

We know how to make a dollar go a long way.


First Scaling Phase
Series-A Funding Sought
$10M
Series-A Goal
Complete Delivery of 100 Arosa Units → 2024
Grow the Team → 2023
Scale Production Capacity → 2023
Initial Go-to-Market Phase
Seed Funding Sought
$1.5M
Seed Max
$1M
Seed Goal
$573K
Raised
Secure 25 Customer Deposits → Dec 2022
Hire Core Team / Begin First Unit Assembly → Sept 2022
Tune and Demonstrate Arosa Performance → July 2022 (in progress)
Build the Beta Production-Grade Arosa ✓ Complete May 2022
Tooled & Molded Carbon Fiber Body ✓ Complete Sept 2021
Core R&D Phase
Pre-seed Funding
Spent
$348K
Pre-Seed
High-Fidelity Prototype ✓ Complete
Proof of Concept ✓ Complete
Proof of Market ✓ Complete

**$348,000 in pre-seed funding built the first and second prototypes and iterations.** These first stages of development were done with investment from friends & family, founder funding, support from vendors, and a key angel investor, Screw Cap Holdings, LLC.




MERCIER-JONES

2013 - Prototype One





2014 - Prototype Two





2017 - Hand-built Body





2018 / 2020 - Paint and Details

**$573,000 in 2021 seed funding from Screwcap Holdings, LLC and another family investments have begun to bring the Arosa to market.** Investment in molds for the carbon fiber body means we can make additional Arosa units.



2021 – Testing and EV Development



—

## You are investing in the future of transportation!

—

## Founder



# Michael Mercier

*Founder, CEO, Product Development*

In his career in product development and mechanical engineering, Michael has launched products in industries spanning consumer goods to surveillance drones. He has personally brought ideas from concept to market as engineer, project manager, researcher, team leader, designer, maker, and NPD director. **He holds 5 patents.**


Fellowes

## Following through on a childhood dream

**At a young age, Michael fell in love with hovercraft technology.** The ability to go seamlessly from land to water is amazing and useful, but Michael was not satisfied with how difficult hovercraft were to use and that they didn't look anything like his favorite cars.


AIR CAR —
SPACE CRAFT
CAUTION
SPACE CRAFT
#3

*Michael built his first hovercraft using plans from a Boy's Life magazine.*



## Team

| | |
|---|---|
| Andrew Fritz | Investor, Board Director |
| Jennifer Micek | Board Director |
| Roger Bailey | Advisor - Composites Manufacturing |
| Ben Taber | Industrial Designer |

| | | | |
|---|---|---|---|
| | Naomi Schale | Engineering Assistant | |
| | Bill Mercier | Investor, Facility Manager | |
| | Michael Mercier | Founder, CEO, Engineering & Product Development | 10 + years inventing, designing, and bringing products to market. Studied mechanical engineering and product development at Virginia Commonwealth University. |
| | Ray Bennett | VP Manufacturing Ops | 10 + years experience running projects at both Google and AT&T. Studied industrial and systems engineering at Virginia Tech. |

## Perks

| | |
|---|---|
| **$250** | Arosa magnet |
| **$500** | VonMercier Hat |
| **$1,000** | All bonus perks above + VonMercier Shirt |
| **$2,500** | All bonus perks above + Exclusive Q&A with VonMercier team via an online meeting |
| **$5,000** | All bonus perks above + Ticket to ride the Arosa at a live event in Havre De Grace, MD |
| **$10,000** | All bonus perks above + $5,000 discount on purchase of an Arosa 3D printed miniature Arosa |

## FAQ

| | |
|---|---|
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |

**What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?**

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

| | |
|---|---|
| **Q. Can I see it operate in person?** | A. Yes, soon! We expect to have the production model operational this summer and will be able to schedule showings and demonstrations. |
| **Q. How does vehicle registration work?** | A. It's easy!  You will register the Arosa with your state or country as a boat (watercraft). |
| **Q. How fast does the Arosa go?** | A. The production model will reach about 50mph (80kmh) on water. |
| **Q. How much does the Arosa cost?** | A.  The expected base price is $100,000 USD. |
| **Q. Can I reserve an Arosa now?** | A. Yes, please do. Visit https://www.vonmercier.co/reserve to place a deposit. |
| **Q. What's the delivery date for first orders?** | A. The first VonMercier Arosa production units are expected to be available for delivery in 2022. |

| | |
|---|---|
| **Q. Will you be showing this at boat shows and car shows?** | A. Yes! Stay tuned for announcements. |
| **Q. What is the warranty?** | A. We anticipate a one-year warranty against manufacturing defect. |
| **Q. Does it come in only red?** | A. No! Just like a car, customizations will be available. |
| **Q. How do you steer it?** | A. Just like a car, you have a steering wheel and that governs the thrust fans for maneuverability. |
| **Q. Does it have brakes? How do you stop it?** | A. While there are no brakes, the system works somewhat like a car. However in this case, your brakes are the reverse thrust. When you engage the reverse pedal the thrust air will flow out the front nozzles and slow you down. |
| **Q. When it stops on water, does it float?** | A. Yes, of course. |

| | |
|---|---|
| **Q. Will this be street legal?** | A. Hopefully one day. |
| **Q. What service and maintenance requirements do you estimate the Aroas will require?** | A. Certainly, you'll need a standard EV battery charger.  Regular inspection and cleaning of the thrust fans and lift fan of debris, like leaves, will help keep the airflow systems in good condition. We are still working out the details of other service and maintenance requirements. |
| **Q. Does the Arosa have any storage capacity? For example, a spot for a picnic basket, camping gear or fishing poles?** | A. There is room in the cabin enough for a picnic basket and some camping gear. Fishing pole mounts can easily be added to the side decks. Some internal compartments will be included to keep things dry. |
| **Q. Where are you located?** | A. Havre de Grace, Maryland, USA |
| **Q. Will this be available for a test drive to serious buyers?** | A. We expect to have a production model operational this summer and will be able to schedule showings and demonstrations. |

**Q. How high does it go?**

A. It rides on a cushion of air about 8 inches above the ground.

Republic

Campaign tools

# VONMERCIER

Bringing imagined vehicles to life—starting with the electric (EV) hovercraft


VONMERCIER

Play

## Reserve VONMERCIER

Support

**$150** minimum reservation

**$103,001**

Total reserved

**111**

Reservations

Reserve your spot now to ensure you can invest when VONMERCIER starts the offering.

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

? Support

**$150** minimum reservation

## Reserve VONMERCIER

**$150** minimum reservation

Support

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

? Support

**$150** minimum reservation

## Reserve VONMERCIER

**$150** minimum reservation

Support

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

? Support

**$150** minimum reservation

## Reserve VONMERCIER

? Support

**$150** minimum reservation

## Reserve VONMERCIER

? Support

**$150** minimum reservation

## Reserve VONMERCIER

**$150** minimum reservation

Support

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

**$150** minimum reservation

Support

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Reserve VONMERCIER

Support

**$150** minimum reservation

## Highlights

Add investment summary...

- Prototypes built & tested at full-scale of the Arosa EV sports hovercraft
- 7 customer deposits to date for the first production series Arosa units
- $700,000 projected revenue from first 7 deposits
- Patented directional control system for hovercraft
- Scalable EV powertrain technology with automotive and aircraft grade parts
- Fully molded carbon fiber beta production unit in process
- Global press and invitation to be featured on CNBC show, Jay Leno's Garage

Custom content (Republic admins only)

## Problem

# No good means of transport in a world of rising water

From 2006–2015, the global average water level in the ocean rose by 2.5 times the average rate (climate.gov). **Other studies show that by 2030, the population exposed to flooding will increase by over 25% of current rates.**


Emerging need for transport
in extreme floods & rising seas

Using boats for rescue and transportation in floods and shallow waters can be difficult and dangerous.

**Reserve VONMERCIER**

Support

**$150** minimum reservation

**But conventional hovercraft are:**

*Hard to Control*

—

*Noisy*

—

*Lack Modern Style*


Market
Gap
Desire
Disappointment

Using a cushion of air, hovercraft can travel in environments of shallow water and where water meets land. However, existing hovercraft are hard to control, noisy and lack a modern design.

## Solution

## The Arosa electric hovercraft



**Reserve VONMERCIER**

Support

**$150** minimum reservation

**Arosa is a sports hovercraft for travel over land and water. It uses a new electric hovercraft technology platform that makes it quiet and easy to use.**

As an amphibious EV, the Arosa helps reduce global emissions while adapting to a changing climate.





**The Arosa is an EV like no other and is a thrilling and attractive ride from water to land!**

Evolving out of a childhood dream and using existing air cushion hovering technology, VonMercier invented and **patented a new directional control system** for hovercraft and integrated an all-electric powertrain in the Arosa.

**This new technology lays the foundation for hover vehicles to become quieter and easier to use.**


Water


Shore


Land

**Reserve VONMERCIER**

Support

**$150** minimum reservation

# Sleek styling and intuitive control over land & water


Patented Control System
Electric Powertrain
Aerodynamic Design


Fly-by-wire Pilot Inputs
Quiet Lift Fan
Carbon Fiber Body
Air Cushion Hovering
VONMERCIER

The Arosa EV Hovercraft is outfitted with new innovations that make it exciting and easy to use!

**Reserve VONMERCIER**

Support

**$150** minimum reservation

| | | |
|---|---|---|
| Carbon Fiber Body | = | **Lightweight & Strong** |
| Aircraft Electric Motors | = | **Fast & Durable** |
| Centrifugal Lift Fan | = | **Quiet** |
| Electric EV Powertrain | = | **Green & Easy to Maintain** |



Use the Arosa along the beach and shoreline. Shallow waters, sands, and grasses are all fair game for this off-road EV to explore.

Use the Arosa on waterways as a registered watercraft - when power is off, it floats like a boat. The construction is compliant to the guidelines of the United States Coast Guard (USCG).



**Reserve VONMERCIER**

Support

**$150** minimum reservation



Steering and pedal actions from the pilot are managed by onboard computers. The pilot enjoys the ride while the vehicle takes care of the rest.

## Traction

# Global attention


VONMERCIER
Greenland
Iceland
Sweden
Norway
Russia
Canada
United Kingdom
Belarus
Ukraine
France
Kazakhstan
Mongolia
North Pacific Ocean
North Atlantic Ocean
United States
Spain
Italy
Turkey
Uzbekistan
China
Japan
Morocco
Tunisia
Iraq
Iran
Pakistan
Nepal
Mexico
Cuba
Libya
Egypt
Saudi Arabia
Oman
India
Senegal
Mali
Niger
Sudan
Yemen
Thailand
Philippines
Colombia
Cameroon
Sri Lanka
Malaysia
Kenya
Tanzania
Indonesia
Peru
Brazil
Papua New Guinea
Bolivia
Angola
Paraguay
Namibia
Madagascar
Indian Ocean
South Atlantic Ocean
South Pacific
South Africa
Australia
Argentina

**Reserve VONMERCIER**

Support

**$150** minimum reservation

Robb Report

“It’s kind of like if a Bugatti and a Sunseeker had a baby.”

NEW ATLAS

“VonMercier's Arosa is flat-out flashy.”

autoevolution

“Your dream childhood vehicle, that’s what the Arosa is.”

YD YANKO DESIGN

“At first glance, it looks like a luxury sports car.”

—

## Manufacturing progress



**Reserve VONMERCIER**

Support

**$150** minimum reservation



**First shot of molded carbon body**

In collaboration with JT Composites of Indianapolis, VonMercier has tooled and molded the first carbon fiber body of an Arosa in June 2021.



This body is being used right now in the beta production unit of the Arosa.

## Waterfront headquarters







VonMercier is headquartered in **Havre de Grace, Maryland** with room for production assembly, a sales showroom and an R&D area. With direct access to the **Chesapeake Bay**, hover demonstrations and customer test flights are done on site.

## Customers

# Arosa target customers

**Individuals:**



One of a Kind



Limited Edition



Bespoke

Target customers are discerning individuals who live on or have access to open water or land. These customers value beautiful design, bespoke manufacturing, cutting edge technology and unique products and experiences.

**Businesses:**



VonMercier also plans to target businesses like beachside resorts, expedition companies, and boat rental companies. Sales to these types of customers will likely include multiple Arosa units per order.

**Deposits:**


7
Paid
Deposits
Arosa
First Production Series

There are currently 7 paid customer deposits for a production Arosa sports hovercraft. Initial deposits originated from organic press. For 2022, VonMercier plans wider marketing to secure up to 50 deposits as part of the First Production Series.

## Business model

### Built-on-order = high margin at low volume


EXAMPLE
Arosa Base Price
$100,000
$1,000 Reservation
$50,000
Revenue Projections in Luxury Recreation
Year1: 25 units sold $ 2,500,000
VONMERCIER

**Reserve VONMERCIER**

Support

**$150** minimum reservation

VonMercier designs, manufactures and assembles vehicles for sale using a built-on-order model. An initial deposit secures a customer's build position, and a 50% progress payment is received at least 3 months prior to delivery, then parts are ordered. Final payment is due before delivery.

### $25M revenue & $6M EBITDA

At a volume of 250 Arosa units in year 3 of production, VonMercier projects an EBITDA of **24% with at least $6,000,000 in earnings.**

### 47% direct margin projection

VonMercier is manufacturing the Arosa at low volume and high margin. At a production scale of 50 units, the direct cost of each Arosa unit will be approximately $53,000. The margin dollars are used to run the business...
Read more

## Market

# Pioneering new markets & capitalizing in existing

### Enter then expand


Entry Market:
B2C
Recreation
Ship to Shore
VonMercier
Projected
Segments
B2G / SAR
Search & Rescue
Military
B2C & B2B
Future Transportation
B2B
Vacation / Tourism

**Reserve VONMERCIER**

Support

**$150** minimum reservation

the business-to-government (B2G) and search and rescue (SAR) markets.

### Forge new markets

New markets will be created as the Arosa introduces the world to easy to use and attractive electric hover vehicles.


Reemergence of Landing-Craft Yacht Tenders
25%
20%
15%
10%
5%
0%
14 15 16 17 18 19 20 21
Year
Source: thesuperyachtgroup.com

The specific segment of yacht tenders and "big kid toys" has seen a rise in popularity in shore-capable landing craft. The Arosa will stand out... Read more

## Competition

# Easier to use than other hovercraft




Rear Fan Thrust
Conventional Technology

Conventional personal hovercraft use a rear fan and pivoting fins for thrust. Steering with a rear fan is awkward/difficult because the hovercraft "fish-tails" while in motion.

The VonMercier Arosa uses patented side-thrust technology for an easy and intuitive ride.

—

## Quieter hovering


Centrifugal Lift Fan
Axial Lift Fan
Lawn Mower 90 dB
Normal Conversation 55-65 dB
Quiet Library 40 dB
Headphones 100-110 dB
Instant Hearing Damage Occurs 140 dB
40
60
80
100
120
140
Vacuum 60-85 dB
Hearing Protection Recommended 85 dB+
Jet Engine Taking Off 140 dB

A proprietary centrifugal fan is being developed for the Arosa. Tests of this fan show that it reduces noise and uses less energy than an axial fan.

—

## More versatile than other vehicles

The Arosa has the ability to seamlessly transition from land to water while still being fast and exciting on both terrain.





**Reserve VONMERCIER**

Support

**$150** minimum reservation


Sealegs Amphibious
86 units/year avg
$110k average price point
KTM X-Bow
120 units/yr avg
$103k price point
ICON Aircraft A5
50 units in 2020
$359k price point

When compared to a track car, speed boat, or small airplane, the Arosa EV Hovercraft is a fantastic choice for multi-terrain use.

## Vision and strategy

VONMERCIER

**Bring imagined vehicles to life**

Your investment will be used to **employ** team members, **manufacture** the Arosa, and **deliver the first** electric sports hovercraft to customers!


Concept Design
2012
Prototype One
2013
Prototype Two
2014 - 2020
Production Molds
2021



**Reserve VONMERCIER**

Support

**$150** minimum reservation





Production Beta Unit in Process
**Right Now!**

## Product roadmap

The Arosa 2-seater electric sports hovercraft will be the first vehicle in a long line of vehicles to be developed by VonMercier.


Arosa

- *Hover Electric Vehicle (HEV)*
- *2-3 Passengers*
- *400lbf Thrust*
- *$100k+*
- *250units/year =* ***$25 Million***

**Arosa.** *A thrilling ride in style over water and land. Lightweight and fast with high-tech features and luxury finishes.*

## Reserve VONMERCIER

**$150** minimum reservation


OLTEN
• Hover Search & Rescue (H-SAR)
• 6 Passengers
• 800lbf Thrust
• $300k+
• 100units/year = $30 Million

**Olten.** *Search and rescue no matter the water level. Floods, rivers, muds, and grasses are no match for those that hover.*


Lucerne
• Hover Electric Vehicle (HEV)
• 6 Passengers
• 800lbf Thrust
• $200k+
• 500units/year = $100 Million

**Lucerne.** *A ride for you and your friends to explore coast lines and beaches. Tender from yacht to shore in style! Side-by-side seating and room to lounge in luxury.*

## Projection to $300 million


Combined Revenue Projection – Hovercraft Models
$350,000,000
$300,000,000
$250,000,000
$200,000,000
$150,000,000
Lucerne: 6-person EV luxury hovercraft

**Reserve VONMERCIER**

**$150** minimum reservation

Support


$0
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
Arosa HEV
Olten SAR
Lucern HEV

## Funding

# Much progress with less than $1 million

VonMercier is proud of all we have accomplished with relatively little investment compared to other vehicle prototype budgets.

We know how to make a dollar go a long way.


First Scaling Phase
Series-A Funding Sought
$10M
Series-A
Goal
Complete Delivery of 100 Arosa Units
2024
Grow the Team
2023
Scale Production Capacity
2023
Initial Go-to-Market Phase
Seed Funding Sought
$1.5M
Seed Max
$1M
Seed Goal
$573K
Raised
Secure 25 Customer Deposits
Dec 2022
Hire Core Team / Begin First Unit Assembly
Sept 2022
Tune and Demonstrate Arosa Performance
July 2022 (in progress)
Build the Beta Production-Grade Arosa
Complete May 2022
Tooled & Molded Carbon Fiber Body
Complete Sept 2021

**Reserve VONMERCIER**

Support

**$150** minimum reservation

R&D Phase — Pre-seed

| | | |
|---|---|---|
| Proof of Concept | ✓ | Complete |
| Proof of Market | ✓ | Complete |

**$348,000 in pre-seed funding built the first and second prototypes and iterations.** These first stages of development were done with investment from friends & family, founder funding, support from vendors, and a key angel investor, Screw Cap Holdings, LLC.




MERCIER-JONES

2013 - Prototype One





2014 - Prototype Two





2017 - Hand-built Body



**Reserve VONMERCIER**

Support

**$150** minimum reservation





2018 / 2020 - Paint and Details

**$573,000 in 2021 seed funding from Screwcap Holdings, LLC and another family investments have begun to bring the Arosa to market.** Investment in molds for the carbon fiber body means we can make additional Arosa units.



2021 – Testing and EV Development

**Reserve VONMERCIER**

Support

**$150** minimum reservation



—

**You are investing in the future of transportation!**

—

## Founder



### Michael Mercier

*Founder, CEO, Product Development*

In his career in product development and mechanical engineering, Michael has launched products in industries spanning consumer goods to surveillance drones. He has personally brought ideas from concept to market as engineer, project manager, researcher, team leader, designer, maker, and NPD director. **He holds 5 patents.**



**Reserve VONMERCIER**

**$150** minimum reservation

Support

## Following through on a childhood dream

**At a young age, Michael fell in love with hovercraft technology.** The ability to go seamlessly from land to water is amazing and useful, but Michael was not satisfied with how difficult hovercraft were to use and that they didn't look anything like his favorite cars.


AIR CAR —
SPACE CRAFT
CAUTION
SPACE CRAFT
#3

*Michael built his first hovercraft using plans from a Boy's Life magazine.*



**Reserve VONMERCIER**

**$150** minimum reservation

Add new section

## Bonus perks

If VONMERCIER launches an offering and you complete an investment, you may receive perks.

| | Reserve | Receive |
|---|---|---|
| | $250 | Arosa magnet |
| | $500 | VonMercier Hat |
| | $1,000 | All bonus perks above +<br>VonMercier Shirt |
| | $2,500 | All bonus perks above +<br>Exclusive Q&A with VonMercier team via an online meeting |
| 1 reservation | $5,000 | All bonus perks above +<br>Ticket to ride the Arosa at a live event in Havre De Grace, MD<br><br>Limited (24 left of 25) |
| 1 reservation | $10,000 | All bonus perks above +<br>$5,000 discount on purchase of an Arosa<br>3D printed miniature Arosa<br><br>Limited (19 left of 20) |

# About VONMERCIER

### Reserve VONMERCIER

Support

**$150** minimum reservation

| | |
|---|---|
| Legal Name | VonMercier Inc. |
| Founded | Mar 2021 |
| Form | Delaware Corporation |
| Employees | 1 |
| Website | vonmercier.co |
| Social Media | |
| Headquarters | 121 Saint John Street, Havre de Grace, MD, United States 21078 |

## VONMERCIER Team

Everyone helping build VONMERCIER, not limited to employees

**Michael Mercier**
Founder, CEO, Engineering & Product Development

**Naomi Schalle**
Engineering Assistant

**Bill Mercier**
Investor, Facility Manager

**Ray Bennett**
VP Manufacturing Ops

**Ben Taber**
Industrial Designer

**Jennifer Micek**
Board Director

**Andrew Fritz**
Investor, Board Director

**Roger Bailey**
Advisor - Composites Manufacturing

## FAQ

Q. Does it have brakes? How do you stop it?

**Q. Does it have brakes? How do you stop it?**

A. While there are no brakes, the system works somewhat like a car. However in this case, your brakes are the reverse thrust. When you engage the reverse pedal the thrust air will flow out the front nozzles and slow you down.

Q. What's the delivery date for first orders?

**Q. What's the delivery date for first orders?**

A. The first VonMercier Arosa production units are expected to be available for delivery in 2022

**Reserve VONMERCIER**

Support

**$150** minimum reservation

Q. How does vehicle registration work?

**Q. How does vehicle registration work?**

A. It's easy! You will register the Arosa with your state or country as a boat (watercraft).

Q. How high does it go?

**Q. How high does it go?**

A. It rides on a cushion of air about 8 inches above the ground.

Q. What is the warranty?

**Q. What is the warranty?**

A. We anticipate a one-year warranty against manufacturing defect.

Q. Can I see it operate in person?

**Q. Can I see it operate in person?**

A. Yes, soon! We expect to have the production model operational this summer and will be able to schedule showings and demonstrations.

Q. How fast does the Arosa go?

**Q. How fast does the Arosa go?**

A. The production model will reach about 50mph (80kmh) on water.

Q. Will this be available for a test drive to serious buyers?

**Q. Will this be available for a test drive to serious buyers?**

A. We expect to have a production model operational this summer and will be able to schedule showings and demonstrations.

---

## Reserve VONMERCIER

Support

**$150** minimum reservation

A. Hopefully one day.

Q. When it stops on water, does it float?

**Q. When it stops on water, does it float?**

A. Yes, of course.

Q. Does it come in only red?

**Q. Does it come in only red?**

A. No! Just like a car, customizations will be available.

Q. How do you steer it?

**Q. How do you steer it?**

A. Just like a car, you have a steering wheel and that governs the thrust fans for maneuverability.

Q. What service and maintenance requirements do you estimate the Aroas will require?

**Q. What service and maintenance requirements do you estimate the Aroas will require?**

A. Certainly, you'll need a standard EV battery charger. Regular inspection and cleaning of the thrust fans and lift fan of debris, like leaves, will help keep the airflow systems in good condition. We are still working out the details of other service and maintenance requirements.

Q. Does the Arosa have any storage capacity? For example, a spot for a picnic basket, camping gear or fishing poles?

**Q. Does the Arosa have any storage capacity? For example, a spot for a picnic basket, camping gear or fishing poles?**

A. There is room in the cabin enough for a picnic basket and some camping gear. Fishing pole mounts can easily be added to the side decks. Some internal compartments will be included to keep things dry.

---

## Reserve VONMERCIER

Support

**$150** minimum reservation

**Q. Where are you located?**

A. Havre de Grace, Maryland, USA

Q. Can I reserve an Arosa now?

**Q. Can I reserve an Arosa now?**

A. Yes, please do. Visit https://www.vonmercier.co/reserve to place a deposit.

Q. How much does the Arosa cost?

**Q. How much does the Arosa cost?**

A. The expected base price is $100,000 USD.

Q. Will you be showing this at boat shows and car shows?

**Q. Will you be showing this at boat shows and car shows?**

A. Yes! Stay tuned for announcements.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

**What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?**

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For

**Reserve VONMERCIER**

Support

**$150** minimum reservation

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Giving everyone access to early-stage startup investing

For investors

Why invest
How it works
FAQ
Risks
Privacy policy
Accessibility

For startups

Why raise
Learn
FAQ
Instruments
Crowd SAFE

Crypto

For investors
For companies
How it works
Token DPA

Company

About
Journal
Events
Contact
We're hiring!

Refer a startup, get $2,500

Reserve VONMERCIER

Support

**$150** minimum reservation

Neither OpenDeal Inc., OpenDeal Portal LLC nor OpenDeal Broker LLC make investment recommendations and no communication, through this Site or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investment opportunities posted on this Site are private placements of securities that are not publicly traded, involve a high degree of risk, may lose value, are subject to holding period requirements and are intended for investors who do not need a liquid investment. Past performance is not indicative of future results. Investors must be able to afford the loss of their entire investment. Only qualified investors, which may be restricted to only Accredited Investors or non-U.S. persons, may invest in offerings hosted by OpenDeal Broker.

Neither OpenDeal Inc., OpenDeal Portal LLC nor OpenDeal Broker LLC, nor any of their officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this Site or the use of information on this site. Offers to sell securities can only be made through official offering documents that contain important information about the investment and the issuers, including risks. Investors should carefully read the offering documents. Investors should conduct their own due diligence and are encouraged to consult with their tax, legal and financial advisors.

By accessing the Site and any pages thereof, you agree to be bound by the OpenDeal Portal's Terms of Use and Privacy Policy and/or OpenDeal Broker's Terms of Use and Privacy Policy. Please also see OpenDeal Broker's Business Continuity Plan and Additional Risk Disclosures. All issuers offering securities under regulation crowdfunding as hosted by OpenDeal Portal LLC are listed on the All Companies Page. The inclusion or exclusion of an issuer on the Platform Page and/or Republic's Homepage, which includes offerings conducted under regulation crowdfunding as well as other exemptions from registration, is not based upon any endorsement or recommendation by OpenDeal Inc, OpenDeal Portal LLC, or OpenDeal Broker LLC, nor any of their affiliates, officers, directors, agents, and employees. Rather, issuers of securities may, in their sole discretion, opt-out of being listed on the Platform Page and Homepage.

**Investors should verify any issuer information they consider important before making an investment.**

Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who understand the risks of early stage investment and who meet the Republic's investment criteria may invest.

Neither OpenDeal Inc., OpenDeal Portal LLC nor OpenDeal Broker LLC verify information provided by companies on this Site and makes no assurance as to the completeness or accuracy of any such information. Additional information about companies fundraising on the Site can be found by searching the EDGAR database, or the offering documentation located on the Site when the offering does not require an EDGAR filing.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. Therefore, when you use the Services we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, passport or other identifying documents.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

## Reserve VONMERCIER

Support

**$150** minimum reservation

Invest in startups using your credit card

Made in SF/NYC

## Reserve VONMERCIER

Support

**$150** minimum reservation

Republic

| | |
|---|---|
| **Company Name** | VONMERCIER |
| **Logo** | |
| **Headline** | Bringing imagined vehicles to life—starting with the electric (EV) hovercraft |
| **Slides** | |


VONMERCIER

**Tags**

B2C, Companies, Crowd SAFE, B2B, Manufacturing, Coming Soon, Electric Vehicles (EVs)

**Pitch text**

## Summary

- Prototypes built & tested at full-scale of the Arosa EV sports hovercraft
- 7 customer deposits to date for the first production series Arosa units
- $700,000 projected revenue from first 7 deposits
- Patented directional control system for hovercraft
- Scalable EV powertrain technology with automotive and aircraft grade parts
- Fully molded carbon fiber beta production unit in process
- Global press and invitation to be featured on CNBC show, Jay Leno's Garage

## Problem

# No good means of transport in a world of rising water

From 2006–2015, the global average water level in the ocean rose by 2.5 times the average rate (climate.gov). **Other studies show that by 2030, the population exposed to flooding will increase by over 25% of current rates.**


Emerging need for transport
in extreme floods & rising seas

Using boats for rescue and transportation in floods and shallow waters can be difficult and dangerous.

—

## Hovercraft are a great option for transportation and rescue in a world of rising water.

**But conventional hovercraft are:**

*Hard to Control*

—

*Noisy*

—

*Lack Modern Style*


Market
Gap
Desire
Disappointment

Using a cushion of air, hovercraft can travel in environments of shallow water and where water meets land. However, existing hovercraft are hard to control, noisy and lack a modern design.

### Solution

# The Arosa electric hovercraft


Arosa

**Arosa is a sports hovercraft for travel over land and water. It uses a new electric hovercraft technology platform that makes it quiet and easy to use.**

As an amphibious EV, the Arosa helps reduce global emissions while adapting to a changing climate.





**The Arosa is an EV like no other and is a thrilling and attractive ride from water to land!**

Evolving out of a childhood dream and using existing air cushion hovering technology, VonMercier invented and **patented a new directional control system** for hovercraft and integrated an all-electric powertrain in the Arosa.

**This new technology lays the foundation for hover vehicles to become quieter and easier to use.**


Water


Shore


Land



## Product

# Sleek styling and intuitive control over land & water


Patented Control System
Electric Powertrain
Aerodynamic Design


Fly-by-wire Pilot Inputs
Quiet Lift Fan
Carbon Fiber Body
Air Cushion Hovering

The Arosa EV Hovercraft is outfitted with new innovations that make it exciting and easy to use!

| FEATURE | | BENEFIT |
|---|---|---|
| Air Cushion Hovering | = | **Travel on Water & Land** |
| Patented Control System | = | **Easy to Use** |
| Carbon Fiber Body | = | **Lightweight & Strong** |
| Aircraft Electric Motors | = | **Fast & Durable** |
| Centrifugal Lift Fan | = | **Quiet** |
| Electric EV Powertrain | = | **Green & Easy to Maintain** |



Use the Arosa along the beach and shoreline. Shallow waters, sands, and grasses are all fair game for this off-road EV to explore.

Use the Arosa on waterways as a registered watercraft - when power is off, it floats like a boat. The construction is compliant to the guidelines of the United States Coast Guard (USCG).



An all-electric powertrain provides energy to three independent fans, one for lift and two for side-intake thrust.



Steering and pedal actions from the pilot are managed by onboard computers. The pilot enjoys the ride while the vehicle takes care of the rest.

## Traction

# Global attention


VONMERCIER
Greenland
Iceland
Sweden
Norway
Russia
Canada
North Pacific Ocean
North Atlantic Ocean
South Pacific Ocean
South Atlantic Ocean
Indian Ocean
Kazakhstan
Mongolia
China
Japan
Australia
Brazil
Argentina
India

VonMercier and the Arosa receive website visitors and interest from all over the world!

—

Robb Report

"It's kind of like if a Bugatti and a Sunseeker had a baby."

NEW ATLAS

"VonMercier's Arosa is flat-out flashy."

autoevolution

"Your dream childhood vehicle, that's what the Arosa is."

YD YANKO DESIGN

"At first glance, it looks like a luxury sports car."

—

## Manufacturing progress



**First shot of molded carbon body**

In collaboration with JT Composites of Indianapolis, VonMercier has tooled and molded the first carbon fiber body of an Arosa in June 2021.







This body is being used right now in the beta production unit of the Arosa.

## Waterfront headquarters

*Maryland, USA*







VonMercier is headquartered in **Havre de Grace, Maryland** with room for production assembly, a sales showroom and an R&D area. With direct access to the **Chesapeake Bay**, hover demonstrations and customer test flights are done on site.

## Customers

# Arosa target customers

**Individuals:**



One of a Kind



Limited Edition



Bespoke

Target customers are discerning individuals who live on or have access to open water or land. These customers value beautiful design, bespoke manufacturing, cutting edge technology and unique products and experiences.

**Businesses:**



VonMercier also plans to target businesses like beachside resorts, expedition companies, and boat rental companies. Sales to these types of customers will likely include multiple Arosa units per order.

**Deposits:**


7
Paid
Deposits
Arosa
First Production Series

There are currently 7 paid customer deposits for a production Arosa sports hovercraft. Initial deposits originated from organic press. For 2022, VonMercier plans wider marketing to secure up to 50 deposits as part of the First Production Series.

### Business Model

## Built-on-order = high margin at low volume


EXAMPLE
Arosa Base Price
$100,000
$1,000 Reservation
3-6mo
Lead
Time
$50,000
Starting Payment
Configuration
$49,000
Final Payment
Revenue Projections in Luxury Recreation
Year1: 25 units sold $ 2,500,000
Year2: 50 units sold $ 5,000,000
Year3: 250 units sold $ 25,000,000
VONMERCIER

VonMercier designs, manufactures and assembles vehicles for sale using a built-on-order model. An initial deposit secures a customer's build position, and a 50% progress payment is received at least 3 months prior to delivery, then parts are ordered. Final payment is due before delivery.

### $25M revenue & $6M EBITDA

At a volume of 250 Arosa units in year 3 of production, VonMercier projects an EBITDA of **24% with at least $6,000,000 in earnings.**

### 47% direct margin projection

VonMercier is manufacturing the Arosa at low volume and high margin. At a production scale of 50 units, the direct cost of each Arosa unit will be approximately $53,000. The margin dollars are used to run the business and re-investment in R&D and growth.

## Options, accessories, add-ons and service packages

VonMercier expects additional revenues from options and customizations during the order process. Accessories and add-ons will also be made available including an enclosure kit (roof), software and sensor updates.

Service packages will be offered beyond the 1yr manufacture's warranty. VonMercier has begun talks with regional service providers for local options for customers.


Manufacturing Model
1 Hi-tech Partners
2 Agile Manufacturing
3 Re-configurable Assembly Cells
4 Automated Fabrication

## Agile manufacturing

Manufacturing and engineering overhead is curtailed by strong relationships with key suppliers, also allowing for easier expansion and rapid new product development. These suppliers can supplement the core engineering team when needed, so development can happen more rapidly.

Assembly cells are re-configurable so the manufacturing efficiencies and design updates can be quickly applied to the assembly line.

Automation is used for repetitive steps in the manufacturing process such as in the lower hull construction.

## Market

# Pioneering new markets & capitalizing in existing

## Enter then expand


Entry Market:
B2C
Recreation
Ship to Shore
VonMercier
Projected
Segments
B2G / SAR
Search & Rescue
Military
B2C & B2B
Future Transportation
B2B
Vacation / Tourism

VonMercier is entering the global market by **targeting the luxury end of the Recreation business-to-consumer (B2C) vehicle market with the Arosa.** Vehicle models will be further developed to serve the Yacht Tender and Luxury business-to-business (B2B) markets. Ruggedization and utility elements will be added to models to target the business-to-government (B2G) and search and rescue (SAR) markets.

## Forge new markets

New markets will be created as the Arosa introduces the world to easy to use and attractive electric hover vehicles.


Reemergence of Landing-Craft Yacht Tenders
25%
20%
15%
10%
5%
0%
14
15
16
17
18
19
20
21
Year
Source: thesuperyachtgroup.com

The specific segment of yacht tenders and "big kid toys" has seen a rise in popularity in shore-capable landing craft. The Arosa will stand out from the competition in this segment for both individual and resort customers.

## Drive growth through innovation in the hovercraft market

*"The limitations of hovercraft have prevented adoption on large scale. Lack of control, high noise, low efficiency, and lack of common comfort have prevented hovercraft from being used as a feasible means of mass transport. However, the commercial and military sectors have seen growth in hovercraft use, despite the shortcomings."*

-Source: Mordor Intelligence 2021 market report

## Capture share in commercial and military markets

**Global market for commercial and military hovercraft:**

- **$148 Million**
- **2.1% Rev Growth** Projection


HOVERCRAFT MARKET
Revenue in USD million, Military, 2018-2026
89.31
91.05
92.79
94.50
96.21
97.90
99.58
101.24
102.89
2018
2019
2020
2021
2022
2023
2024
2025
2026
SOURCE: Mordor Intelligence

Military Hovercraft Market (Global)


HOVERCRAFT MARKET
Revenue in USD million, Commercial, 2018-2026
52.79
54.35
55.93
57.52
59.13
60.75
62.38
64.03
65.69
2018
2019
2020
2021
2022
2023
2024
2025
2026
SOURCE: Mordor Intelligence

Commercial Hovercraft Market (Global)

## Capture share in existing marine recreation markets

VonMercier technology innovation and product development will lead to market capture in existing boat and hovercraft markets.

**Boat building market in the United States:**

- **$6.5 Billion**
- **2.8% Rev Growth** Projection


8
7.5
7
6.5
6
$ Billion
20
21
22
23
24
25
Year
Source: IBISWorld

The market for marine recreation is large and growing.

## Competition

# Easier to use than other hovercraft


Side Intake Vectored Thrust
New Patented Technology


Rear Fan Thrust
Conventional Technology

Conventional personal hovercraft use a rear fan and pivoting fins for thrust. Steering with a rear fan is awkward/difficult because the hovercraft "fish-tails" while in motion.

The VonMercier Arosa uses patented side-thrust technology for an easy and intuitive ride.

—

## Quieter hovering


Centrifugal Lift Fan
Axial Lift Fan
Quiet Library 40 dB
Normal Conversation 55-65 dB
Lawn Mower 90 dB
Headphones 100-110 dB
Instant Hearing Damage Occurs 140 dB
40
60
80
100
120
140
Vacuum 60-85 dB
Hearing Protection Recommended 85 dB+
Jet Engine Taking Off 140 dB

A proprietary centrifugal fan is being developed for the Arosa. Tests of this fan show that it reduces noise and uses less energy than an axial fan.

## More versatile than other vehicles

The Arosa has the ability to seamlessly transition from land to water while still being fast and exciting on both terrain.







Sealegs Amphibious
86 units/year avg
$110k average price point
KTM X-Bow
120 units/yr avg
$103k price point
ICON Aircraft A5
50 units in 2020
$359k price point

When compared to a track car, speed boat, or small airplane, the Arosa EV Hovercraft is a fantastic choice for multi-terrain use.

## Vision And Strategy

VONMERCIER

# Bring imagined vehicles to life

Your investment will be used to **employ** team members, **manufacture** the Arosa, and **deliver the first** electric sports hovercraft to customers!


Concept Design
**2012**


Prototype One
**2013**


Prototype Two
**2014 - 2020**


Production Molds
**2021**





Production Beta Unit in Process
**Right Now!**

## Product roadmap

The Arosa 2-seater electric sports hovercraft will be the first vehicle in a long line of vehicles to be developed by VonMercier.


Arosa
• Hover Electric Vehicle (HEV)
• 2-3 Passengers
• 400lbf Thrust
• $100k+
• 250units/year = $25 Million

**Arosa.** *A thrilling ride in style over water and land. Lightweight and fast with high-tech features and luxury finishes.*


OLTEN
• Hover Search & Rescue (H-SAR)
• 6 Passengers
• 800lbf Thrust
• $300k+
• 100units/year = $30 Million

**Olten.** *Search and rescue no matter the water level. Floods, rivers, muds, and grasses are no match for those that hover.*


Lucerne
Hover Electric Vehicle (HEV)
6 Passengers
800lbf Thrust
$200k+
500units/year = $100 Million

**Lucerne.** *A ride for you and your friends to explore coast lines and beaches. Tender from yacht to shore in style! Side-by-side seating and room to lounge in luxury.*

## Projection to $300 million


Combined Revenue Projection – Hovercraft Models
Revenue in Millions
$350,000,000
$300,000,000
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
Lucerne: 6-person EV luxury hovercraft
Olten: 6-person rescue hovercraft
Arosa: 2-person EV sports hovercraft
Arosa HEV
Olten SAR
Lucern HEV

## Funding

# Much progress with less than $1 million

VonMercier is proud of all we have accomplished with relatively little investment compared to other vehicle prototype budgets.

We know how to make a dollar go a long way.


First Scaling Phase
Series-A Funding Sought
$10M Series-A Goal
Complete Delivery of 100 Arosa Units
2024
Grow the Team
2023
Scale Production Capacity
2023
Initial Go-to-Market Phase
Seed Funding Sought
$1.5M Seed Max
$1M Seed Goal
$573K Raised
Secure 25 Customer Deposits
Dec 2022
Hire Core Team / Begin First Unit Assembly
Sept 2022
Tune and Demonstrate Arosa Performance
July 2022 (in progress)
Build the Beta Production-Grade Arosa
Complete May 2022
Tooled & Molded Carbon Fiber Body
Complete Sept 2021
Core R&D Phase
Pre-seed Funding
Spent $348K Pre-Seed
High-Fidelity Prototype
Complete
Proof of Concept
Complete
Proof of Market
Complete

**$348,000 in pre-seed funding built the first and second prototypes and iterations.** These first stages of development were done with investment from friends & family, founder funding, support from vendors, and a key angel investor, Screw Cap Holdings, LLC.




MERCIER-JONES

2013 - Prototype One





2014 - Prototype Two





2017 - Hand-built Body





2018 / 2020 - Paint and Details

**$573,000 in 2021 seed funding from Screwcap Holdings, LLC and another family investments have begun to bring the Arosa to market.** Investment in molds for the carbon fiber body means we can make additional Arosa units.





2021 – Testing and EV Development



---

## You are investing in the future of transportation!

---

## Founder



# Michael Mercier

*Founder, CEO, Product Development*

In his career in product development and mechanical engineering, Michael has launched products in industries spanning consumer goods to surveillance drones. He has personally brought ideas from concept to market as engineer, project manager, researcher, team leader, designer, maker, and NPD director. **He holds 5 patents.**



## Following through on a childhood dream

**At a young age, Michael fell in love with hovercraft technology.** The ability to go seamlessly from land to water is amazing and useful, but Michael was not satisfied with how difficult hovercraft were to use and that they didn't look anything like his favorite cars.


AIR CAR —
SPACE CRAFT
CAUTION
SPACE CRAFT #3

*Michael built his first hovercraft using plans from a Boy's Life magazine.*



## Team

| | | |
|---|---|---|
| Bill Mercier | Investor, Facility Manager | |
| Michael Mercier | Founder, CEO, Engineering & Product Development | 10 + years inventing, designing, and bringing products to market. Studied mechanical engineering and product development at Virginia Commonwealth University. |
| Ben Taber | Industrial Designer | |

| | | | |
|---|---|---|---|
| | Ray Bennett | VP Manufacturing Ops | 10 + years experience running projects at both Google and AT&T. Studied industrial and systems engineering at Virginia Tech. |
| | Roger Bailey | Advisor - Composites Manufacturing | |
| | Jennifer Micek | Board Director | |
| | Andrew Fritz | Investor, Board Director | |
| | Naomi Schalle | Engineering Assistant | |

## Perks

| | |
|---|---|
| **$250** | Arosa magnet |
| **$500** | VonMercier Hat |
| **$1,000** | All bonus perks above + VonMercier Shirt |
| **$2,500** | All bonus perks above + Exclusive Q&A with VonMercier team via an online meeting |
| **$5,000** | All bonus perks above + Ticket to ride the Arosa at a live event in Havre De Grace, MD |
| **$10,000** | All bonus perks above + $5,000 discount on purchase of an Arosa 3D printed miniature Arosa |

## FAQ

**How do I earn a return?**

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

**What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?**

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

| | |
|---|---|
| **Q. Can I see it operate in person?** | A. Yes, soon! We expect to have the production model operational this summer and will be able to schedule showings and demonstrations. |
| **Q. How does vehicle registration work?** | A. It's easy!  You will register the Arosa with your state or country as a boat (watercraft). |
| **Q. How fast does the Arosa go?** | A. The production model will reach about 50mph (80kmh) on water. |
| **Q. How much does the Arosa cost?** | A.  The expected base price is $100,000 USD. |
| **Q. Can I reserve an Arosa now?** | A. Yes, please do. Visit https://www.vonmercier.co/reserve to place a deposit. |
| **Q. What's the delivery date for first orders?** | A. The first VonMercier Arosa production units are expected to be available for delivery in 2022. |

| | |
|---|---|
| **Q. Will you be showing this at boat shows and car shows?** | A. Yes! Stay tuned for announcements. |
| **Q. What is the warranty?** | A. We anticipate a one-year warranty against manufacturing defect. |
| **Q. Does it come in only red?** | A. No! Just like a car, customizations will be available. |
| **Q. How do you steer it?** | A. Just like a car, you have a steering wheel and that governs the thrust fans for maneuverability. |
| **Q. Does it have brakes? How do you stop it?** | A. While there are no brakes, the system works somewhat like a car. However in this case, your brakes are the reverse thrust. When you engage the reverse pedal the thrust air will flow out the front nozzles and slow you down. |
| **Q. When it stops on water, does it float?** | A. Yes, of course. |

| | |
|---|---|
| **Q. Will this be street legal?** | A. Hopefully one day. |
| **Q. What service and maintenance requirements do you estimate the Aroas will require?** | A. Certainly, you'll need a standard EV battery charger.  Regular inspection and cleaning of the thrust fans and lift fan of debris, like leaves, will help keep the airflow systems in good condition. We are still working out the details of other service and maintenance requirements. |
| **Q. Does the Arosa have any storage capacity? For example, a spot for a picnic basket, camping gear or fishing poles?** | A. There is room in the cabin enough for a picnic basket and some camping gear. Fishing pole mounts can easily be added to the side decks. Some internal compartments will be included to keep things dry. |
| **Q. Where are you located?** | A. Havre de Grace, Maryland, USA |
| **Q. Will this be available for a test drive to serious buyers?** | A. We expect to have a production model operational this summer and will be able to schedule showings and demonstrations. |

**Q. How high does it go?**

A. It rides on a cushion of air about 8 inches above the ground.

Republic

**Company Name** VONMERCIER

**Logo**

**Headline** Bringing imagined vehicles to life—starting with the electric (EV) hovercraft

**Slides**


VONMERCIER

**Tags**

Crowd SAFE, B2C, Companies, B2B, Manufacturing, Coming Soon, Electric Vehicles (EVs), Automotive

**Pitch text**

## Summary

- Prototypes built & tested at full-scale of the Arosa EV sports hovercraft
- 7 customer deposits to date for the first production series Arosa units
- $700,000 projected revenue from first 7 deposits*
- Patented directional control system for hovercraft
- Scalable EV powertrain technology with automotive and aircraft grade parts
- Fully molded carbon fiber beta production unit in process
- Global press and invitation to be featured on CNBC show, Jay Leno's Garage

## Custom

** Click here for important information regarding Financial Projections which are not guaranteed.*

## Problem

# No good means of transport in a world of rising water

From 2006–2015, the global average water level in the ocean rose by 2.5 times the average rate (climate.gov). **Other studies show that by 2030, the population exposed to flooding will increase by over 25% of current rates.**


Emerging need for transport
in extreme floods & rising seas

Using boats for rescue and transportation in floods and shallow waters can be difficult and dangerous.

—

## Hovercraft are a great option for transportation and rescue in a world of rising water.

**But conventional hovercraft are:**

*Hard to Control*

—

*Noisy*

—

*Lack Modern Style*


Market
Gap
Desire
Disappointment

Using a cushion of air, hovercraft can travel in environments of shallow water and where water meets land. However, existing hovercraft are hard to control, noisy and lack a modern design.

### Solution

# The Arosa electric hovercraft


Arosa

**Arosa is a sports hovercraft for travel over land and water. It uses a new electric hovercraft technology platform that makes it quiet and easy to use.**

As an amphibious EV, the Arosa helps reduce global emissions while adapting to a changing climate.





**The Arosa is an EV like no other and is a thrilling and attractive ride from water to land!**

Evolving out of a childhood dream and using existing air cushion hovering technology, VonMercier invented and **patented a new directional control system** for hovercraft and integrated an all-electric powertrain in the Arosa.

**This new technology lays the foundation for hover vehicles to become quieter and easier to use.**


Water


Shore


Land



## Product

# Sleek styling and intuitive control over land & water


Patented Control System
Electric Powertrain
Aerodynamic Design


Fly-by-wire Pilot Inputs
Quiet Lift Fan
Carbon Fiber Body
Air Cushion Hovering

The Arosa EV Hovercraft is outfitted with new innovations that make it exciting and easy to use!

| FEATURE | | BENEFIT |
|---|---|---|
| Air Cushion Hovering | = | **Travel on Water & Land** |
| Patented Control System | = | **Easy to Use** |
| Carbon Fiber Body | = | **Lightweight & Strong** |
| Aircraft Electric Motors | = | **Fast & Durable** |
| Centrifugal Lift Fan | = | **Quiet** |
| Electric EV Powertrain | = | **Green & Easy to Maintain** |



Use the Arosa along the beach and shoreline. Shallow waters, sands, and grasses are all fair game for this off-road EV to explore.

UNITED STATES COAST GUARD 1790

Use the Arosa on waterways as a registered watercraft; when power is off, it floats like a boat. The construction is compliant to the guidelines of the United States Coast Guard (USCG).



An all-electric powertrain provides energy to three independent fans, one for lift and two for side-intake thrust.



Steering and pedal actions from the pilot are managed by onboard computers. The pilot enjoys the ride while the vehicle takes care of the rest.

## Traction

# Global attention


VONMERCIER
Greenland
Iceland
Sweden
Norway
Russia
Canada
United Kingdom
Belarus
Ukraine
France
Kazakhstan
Mongolia
Spain
Italy
Turkey
Uzbekistan
North Pacific Ocean
North Atlantic Ocean
United States
Morocco
Tunisia
Iraq
Iran
China
Japan
Pakistan
Nepal
Libya
Egypt
Saudi Arabia
Oman
India
Mexico
Cuba
Senegal
Mali
Niger
Sudan
Yemen
Thailand
Philippines
Colombia
Cameroon
Sri Lanka
Malaysia
Kenya
Tanzania
Indonesia
Papua New Guinea
Brazil
Peru
Angola
Bolivia
Madagascar
Indian Ocean
Namibia
South Atlantic Ocean
Paraguay
Australia
South Africa
South Pacific Ocean
Argentina
New Zealand

VonMercier and the Arosa receive website visitors and interest from all over the world!

Robb Report

"It's kind of like if a Bugatti and a Sunseeker had a baby."

NEW ATLAS

"VonMercier's Arosa is flat-out flashy."

autoevolution

"Your dream childhood vehicle, that's what the Arosa is."

YD YANKO DESIGN

"At first glance, it looks like a luxury sports car."

## Manufacturing progress



**First shot of molded carbon body**

In collaboration with JT Composites of Indianapolis, VonMercier has tooled and molded the first carbon fiber body of an Arosa in June 2021.







This body is being used right now in the beta production unit of the Arosa.

## Waterfront headquarters

*Maryland, USA*







VonMercier is headquartered in **Havre de Grace, Maryland** with room for production assembly, a sales showroom and an R&D area. With direct access to the **Chesapeake Bay**, hover demonstrations and customer test flights are done on site.

## Customers

# Arosa target customers

## Individuals



*One of a Kind* *Limited Edition* *Bespoke*

Target customers are discerning individuals who live on or have access to open water or land. These customers value beautiful design, bespoke manufacturing, cutting edge technology and unique products and experiences.

## Businesses



VonMercier also plans to target businesses like beachside resorts, expedition companies, and boat rental companies. Sales to these types of customers will likely include multiple Arosa units per order.

## Deposits


7
Paid
Deposits
Arosa
First Production Series

There are currently 7 paid customer deposits for a production Arosa sports hovercraft. Initial deposits originated from organic press. For 2022, VonMercier plans wider marketing to secure up to 50 deposits as part of the First Production Series.

### Business Model

## Built-on-order = high margin at low volume


EXAMPLE
Arosa Base Price
$100,000
$1,000 Reservation
3-6mo
Lead
Time
$50,000
Starting Payment
Configuration
$49,000
Final Payment
Revenue Projections in Luxury Recreation
Year1: 25 units sold $ 2,500,000
Year2: 50 units sold $ 5,000,000
Year3: 250 units sold $ 25,000,000
VONMERCIER

VonMercier designs, manufactures and assembles vehicles for sale using a built-on-order model. An initial deposit secures a customer's build position, and a 50% progress payment is received at least 3 months prior to delivery, then parts are ordered. Final payment is due before delivery.

—

### $25M revenue & $6M EBITDA*

At a volume of 250 Arosa units in year 3 of production, VonMercier projects an EBITDA of **24% with at least $6,000,000 in earnings.**

** Click here for important information regarding Financial Projections which are not guaranteed.*

—

## 47% direct margin projection

VonMercier is manufacturing the Arosa at low volume and high margin. At a production scale of 50 units, the direct cost of each Arosa unit will be approximately $53,000. The margin dollars are used to run the business and re-investment in R&D and growth.

## Options, accessories, add-ons and service packages

VonMercier expects additional revenues from options and customizations during the order process. Accessories and add-ons will also be made available including an enclosure kit (roof), software and sensor updates.

Service packages will be offered beyond the 1yr manufacture's warranty. VonMercier has begun talks with regional service providers for local options for customers.


Manufacturing Model
1 Hi-tech Partners
2 Agile Manufacturing
3 Re-configurable Assembly Cells
4 Automated Fabrication

## Agile manufacturing

Manufacturing and engineering overhead is curtailed by strong relationships with key suppliers, also allowing for easier expansion and rapid new product development. These suppliers can supplement the core engineering team when needed, so development can happen more rapidly.

Assembly cells are re-configurable so the manufacturing efficiencies and design updates can be quickly applied to the assembly line.

Automation is used for repetitive steps in the manufacturing process such as in the lower hull construction.

### Market

# Pioneering new markets & capitalizing in existing ones

—

## Enter, then expand


Entry Market:
B2C
Recreation
Ship to Shore
VonMercier
Projected
Segments
B2G / SAR
Search & Rescue
Military
B2C & B2B
Future Transportation
B2B
Vacation / Tourism

VonMercier is entering the global market by **targeting the luxury end of the Recreation business-to-consumer (B2C) vehicle market with the Arosa.** Vehicle models will be further developed to serve the Yacht Tender and Luxury business-to-business (B2B) markets. Ruggedization and utility elements will be added to models to target the business-to-government (B2G) and search and rescue (SAR) markets.

—

## Forge new markets

New markets will be created as the Arosa introduces the world to easy to use and attractive electric hover vehicles.


Reemergence of Landing-Craft Yacht Tenders
25%
20%
15%
10%
5%
0%
14
15
16
17
18
19
20
21
Source: thesuperyachtgroup.com
Year

The specific segment of yacht tenders and "big kid toys" has seen a rise in popularity in shore-capable landing craft. The Arosa will stand out from the competition in this segment for both individual and resort customers.

—

## Drive growth through innovation in the hovercraft market

*"The limitations of hovercraft have prevented adoption on large scale. Lack of control, high noise, low efficiency, and lack of common comfort have prevented hovercraft from being used as a feasible means of mass transport. However, the commercial and military sectors have seen growth in hovercraft use, despite the shortcomings."*

-Source: Mordor Intelligence 2021 market report

—

## Capture share in commercial and military markets

- $148M global market for commercial and military hovercraft
- 2.1% Rev Growth Projection


HOVERCRAFT MARKET
Revenue in USD million, Military, 2018-2026
89.31
91.05
92.79
94.50
96.21
97.90
99.58
101.24
102.89
2018
2019
2020
2021
2022
2023
2024
2025
2026
SOURCE: Mordor Intelligence

Military Hovercraft Market (Global)


HOVERCRAFT MARKET
Revenue in USD million, Commercial, 2018-2026
52.79
54.35
55.93
57.52
59.13
60.75
62.38
64.03
65.69
2018
2019
2020
2021
2022
2023
2024
2025
2026
SOURCE: Mordor Intelligence

Commercial Hovercraft Market (Global)

## Capture share in existing marine recreation markets

VonMercier technology innovation and product development will lead to market capture in existing boat and hovercraft markets.

- $6.5 Billion boat building market in the United States
- 2.8% Rev Growth Projection


8
7.5
7
6.5
6
$ Billion
20
21
22
23
24
25
Year
Source: IBISWorld

### Competition

# Easier to use than other hovercraft


Side Intake Vectored Thrust
New Patented Technology


Rear Fan Thrust
Conventional Technology

Conventional personal hovercraft use a rear fan and pivoting fins for thrust. Steering with a rear fan is awkward/difficult because the hovercraft "fish-tails" while in motion.

The VonMercier Arosa uses patented side-thrust technology for an easy and intuitive ride.

—

## Quieter hovering


Centrifugal Lift Fan
Axial Lift Fan
Quiet Library
40 dB
Normal Conversation
55-65 dB
Lawn Mower
90 dB
Headphones
100-110 dB
Instant Hearing
Damage Occurs
140 dB
40
60
80
100
120
140
Vacuum
60-85 dB
Hearing Protection
Recommended
85 dB+
Jet Engine Taking Off
140 dB

A proprietary centrifugal fan is being developed for the Arosa. Tests of this fan show that it reduces noise and uses less energy than an axial fan.

## More versatile than other vehicles

The Arosa has the ability to seamlessly transition from land to water while still being fast and exciting on both terrain.






Sealegs Amphibious
86 units/year avg
$110k average price point
KTM X-Bow
120 units/yr avg
$103k price point
ICON Aircraft A5
50 units in 2020
$359k price point

When compared to a track car, speed boat, or small airplane, the Arosa EV Hovercraft is a fantastic choice for multi-terrain use.

## Vision And Strategy

VONMERCIER

# Bring imagined vehicles to life

Your investment will be used to **employ** team members, **manufacture** the Arosa, and **deliver the first** electric sports hovercraft to customers!


Concept Design
2012
Prototype One
2013
Prototype Two
2014 - 2020
Production Molds
2021


Production Beta Unit in Process
Right Now!

## Product roadmap

The Arosa 2-seater electric sports hovercraft will be the first vehicle in a long line of vehicles to be developed by VonMercier.


Arosa

- Hover Electric Vehicle (HEV)
- 2-3 Passengers
- 400lbf Thrust
- $100k+
- 250units/year = **$25 Million**

**Arosa.** *A thrilling ride in style over water and land. Lightweight and fast with high-tech features and luxury finishes.*



**OLTEN**

- Hover Search & Rescue (H-SAR)
- 6 Passengers
- 800lbf Thrust
- $300k+
- 100units/year = **$30 Million**

**Olten.** *Search and rescue no matter the water level. Floods, rivers, muds, and grasses are no match for those that hover.*


Lucerne
Hover Electric Vehicle (HEV)
6 Passengers
800lbf Thrust
$200k+
500units/year = $100 Million

**Lucerne.** *A ride for you and your friends to explore coast lines and beaches. Tender from yacht to shore in style! Side-by-side seating and room to lounge in luxury.*

## Projection to $300 million*


Combined Revenue Projection – Hovercraft Models
Revenue in Millions
$350,000,000
$300,000,000
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
Lucerne: 6-person EV luxury hovercraft
Olten: 6-person rescue hovercraft
Arosa: 2-person EV sports hovercraft
Arosa HEV
Olten SAR
Lucern HEV

** Click here for important information regarding Financial Projections which are not guaranteed.*

## Funding

# Much progress with less than $1 million

VonMercier is proud of all we have accomplished with relatively little investment compared to other vehicle prototype budgets.

We know how to make a dollar go a long way.


First Scaling Phase
Series-A Funding Sought
$10M
Series-A Goal
Complete Delivery of 100 Arosa Units
2024
Grow the Team
2023
Scale Production Capacity
2023
Initial Go-to-Market Phase
Seed Funding Sought
$1.5M
Seed Max
$1M
Seed Goal
$573K Raised
Secure 25 Customer Deposits
Dec 2022
Hire Core Team / Begin First Unit Assembly
Sept 2022
Tune and Demonstrate Arosa Performance
July 2022 (in progress)
Build the Beta Production-Grade Arosa
Complete May 2022
Tooled & Molded Carbon Fiber Body
Complete Sept 2021
Core R&D Phase
Pre-seed Funding
Spent $348K Pre-Seed
High-Fidelity Prototype
Complete
Proof of Concept
Complete
Proof of Market
Complete

**$348,000 in pre-seed funding built the first and second prototypes and iterations.** These first stages of development were done with investment from friends & family, founder funding, support from vendors, and a key angel investor, Screw Cap Holdings, LLC.




MERCIER·JONES

2013 - Prototype One





2014 - Prototype Two





2017 - Hand-built Body





2018 / 2020 - Paint and Details

**$573,000 in 2021 seed funding from Screwcap Holdings, LLC and another family investments have begun to bring the Arosa to market.** Investment in molds for the carbon fiber body means we can make additional Arosa units.


2021 – Testing and EV Development



—

## You are investing in the future of transportation!

—

## Founder



# Michael Mercier

*Founder, CEO, Product Development*

In his career in product development and mechanical engineering, Michael has launched products in industries spanning consumer goods to surveillance drones. He has personally brought ideas from concept to market as engineer, project manager, researcher, team leader, designer, maker, and NPD director. **He holds 5 patents.**



## Following through on a childhood dream

**At a young age, Michael fell in love with hovercraft technology.** The ability to go seamlessly from land to water is amazing and useful, but Michael was not satisfied with how difficult hovercraft were to use and that they didn't look anything like his favorite cars.


AIR CAR — SPACE CRAFT
CAUTION
SPACE CRAFT #3

*Michael built his first hovercraft using plans from a Boy's Life magazine.*



## Team

| | | |
|---|---|---|
| Bill Mercier | Investor, Facility Manager | |
| Michael Mercier | Founder, CEO, Engineering & Product Development | 10 + years inventing, designing, and bringing products to market. Studied mechanical engineering and product development at Virginia Commonwealth University. |
| Ben Taber | Industrial Designer | |

| | | | |
|---|---|---|---|
| | Ray Bennett | VP Manufacturing Ops | 10 + years experience running projects at both Google and AT&T. Studied industrial and systems engineering at Virginia Tech. |
| | Roger Bailey | Advisor - Composites Manufacturing | |
| | Jennifer Micek | Board Director | |
| | Andrew Fritz | Investor, Board Director | |
| | Naomi Schalle | Engineering Assistant | |

## Perks

| | |
|---|---|
| **$250** | Arosa magnet |
| **$500** | VonMercier Hat |
| **$1,000** | All bonus perks above + VonMercier Shirt |
| **$2,500** | All bonus perks above + Exclusive Q&A with VonMercier team via an online meeting |
| **$5,000** | All bonus perks above + Ticket to ride the Arosa at a live event in Havre De Grace, MD |
| **$10,000** | All bonus perks above + $5,000 discount on purchase of an Arosa 3D printed miniature Arosa |

## FAQ

| | |
|---|---|
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |

**What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?**

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

| | |
|---|---|
| **Q. Can I see it operate in person?** | A. Yes, soon! We expect to have the production model operational this summer and will be able to schedule showings and demonstrations. |
| **Q. How does vehicle registration work?** | A. It's easy! You will register the Arosa with your state or country as a boat (watercraft). |
| **Q. How fast does the Arosa go?** | A. The production model will reach about 50mph (80kmh) on water. |
| **Q. How much does the Arosa cost?** | A. The expected base price is $100,000 USD. |
| **Q. Can I reserve an Arosa now?** | A. Yes, please do. Visit https://www.vonmercier.co/reserve to place a deposit. |
| **Q. What's the delivery date for first orders?** | A. The first VonMercier Arosa production units are expected to be available for delivery in 2022. |

| | |
|---|---|
| **Q. Will you be showing this at boat shows and car shows?** | A. Yes! Stay tuned for announcements. |
| **Q. What is the warranty?** | A. We anticipate a one-year warranty against manufacturing defect. |
| **Q. Does it come in only red?** | A. No! Just like a car, customizations will be available. |
| **Q. How do you steer it?** | A. Just like a car, you have a steering wheel and that governs the thrust fans for maneuverability. |
| **Q. Does it have brakes? How do you stop it?** | A. While there are no brakes, the system works somewhat like a car. However in this case, your brakes are the reverse thrust. When you engage the reverse pedal the thrust air will flow out the front nozzles and slow you down. |
| **Q. When it stops on water, does it float?** | A. Yes, of course. |

| | |
|---|---|
| **Q. Will this be street legal?** | A. Hopefully one day. |
| **Q. What service and maintenance requirements do you estimate the Aroas will require?** | A. Certainly, you'll need a standard EV battery charger. Regular inspection and cleaning of the thrust fans and lift fan of debris, like leaves, will help keep the airflow systems in good condition. We are still working out the details of other service and maintenance requirements. |
| **Q. Does the Arosa have any storage capacity? For example, a spot for a picnic basket, camping gear or fishing poles?** | A. There is room in the cabin enough for a picnic basket and some camping gear. Fishing pole mounts can easily be added to the side decks. Some internal compartments will be included to keep things dry. |
| **Q. Where are you located?** | A. Havre de Grace, Maryland, USA |
| **Q. Will this be available for a test drive to serious buyers?** | A. We expect to have a production model operational this summer and will be able to schedule showings and demonstrations. |

**Q. How high does it go?**

A. It rides on a cushion of air about 8 inches above the ground.

VonMercier
Published by Instagram · Just now · Instagram ·

Invest soon in VonMercier's equity crowdfunding campaign on Republic.
Join us in the bright future of the Arosa EV Hovercraft!
See the campaign at:
https://republic.com/vonmercier... See more



| 0 | 0 | – | |
|---|---|---|---|
| People reached | Engagements | Distribution score | Boost post |

Like Comment Share

Comment as VonMercier

Press Enter to post.



vonmercier

vonmercier Invest soon in VonMercier's equity crowdfunding campaign on Republic.
Join us in the bright future of the Arosa EV Hovercraft!
See the campaign at:
https://republic.com/vonmercier

See terms and conditions at republic.com
#crowdfunding #ev #startup

37s

View Insights

Be the first to **like this**

36 SECONDS AGO

Add a comment... Post

0

VONMERCIER

Democratize the startup market and **invest with the crowd** in VonMercier:

# republic.com/vonmercier

*See legal disclaimer



Arosa

THE ELECTRIC SPORTS HOVERCRAFT



THE ELECTRIC SPORTS HOVERCRAFT

Democratize the startup market and **invest with the crowd** in VonMercier:

# republic.com/vonmercier

Legal Disclaimer:
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

## CONTACT

info@vonmercier.co

# Invest with the crowd



VonMercier is taking a new approach to the startup world: **an open investment campaign.**

We have opened the investment opportunity to anyone interested in owning a stake in our growing business **with as little as $150**.

The campaign is now open for investment reservations. Click below to view and join!

# republic.com/vonmercier

Legal Disclaimer:
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

VONMERCIER

# April 2022 newsletter and progress report

Happy Spring!  Here's some of the latest news from VonMercier.  Some updates for you and an invitation to get in on a crowdfunding initiative.

We're hard at work getting the Arosa production beta unit built.  We've recently completed the installation of the EV charging system and the complete hovering lift system. We completed several successful lift tests. Having the beta unit hovering is a major milestone. Next comes some final adjustments to the thrust motors and then thrust system commissioning.





We have also put some final touches on the exterior body and have it paint-primed. Color painting will happen after a few more system tests.



We are in a big push to not only get this unit ready for you to see, but also for it to be featured on the CNBC TV series Jay Leno's Garage. Full steam ahead to bring it to Los Angeles in a month for filming!


JAY LENO'S
GARAGE
CNBC

We've been getting a lot of press from all over the world. Coverage has included journals, newspapers, blogs, online newsletters, etc. from Australia, Canada, Switzerland, India, England, Wales, United States, Russia, Wales, Italy, China, Romania, Germany, France, Portugal, Philippines, Brazil, and Czech Republic.

We would love your participation in the crowdfunding campaign we just launched. We're taking a new approach in the startup world: an open investment campaign. Instead of relying entirely on traditional Silicon Valley investors, we're opening up the investment opportunity for anyone interested in owning a stake in our growing business. It's truly exciting to be part of this leap forward in democratizing the startup investment market. *See the legal disclaimer below

To participate, go to our homepage and click on the banner

*Legal disclaimer for crowdfunding: Reserving gives you a priority allocation if the deal launches. VonMercier is "testing the waters" under Rule 206 of Regulation CF: a "reservation" involves no obligation or commitment to invest by you or the company; no money, investment commitment, or other consideration, is being solicited and will not be accepted; if and when VonMercier files Form C with the SEC and starts accepting investments through Republic, the reservation holders will be invited to invest.

Instagram

Search

vonmercier Edit profile

32 posts 102 followers 11 following

**VonMercier**

Automotive Manufacturer

VonMercier is innovating electric hovercraft! 🏝️🛥️ Reserve a spot to invest in our crowdfunding campaign 👇🏽 (see terms and conditions at republic.com)

rep.pub/vonmercier

POSTS REELS SAVED TAGGED




Painting the





Arosa
EV HOVERCRAFT
R&D UNIT
PRODUCTION BETA UNIT
(IN PROCESS)
VONMERCIER
crowd-invest at
www.republic.com/vonmercier

vonmercier

vonmercier Innovation, iteration, and determination. Join the journey!
#startup #ev

Reserve to invest in the crowdfunding campaign at rep.pub/vonmercier

*See terms at republic.com

22m

View Insights

Be the first to like this

22 MINUTES AGO

Add a comment...

Post

Gmail **Michael Mercier <michael@vonmercier.co>**

# News from VonMercier Hovercraft

**VonMercier Hovercraft** <info@vonmercier.co> Fri, Jun 24, 2022 at 12:15 AM
Reply-To: info@vonmercier.co
To: Mike Mercier <michael@mercier-jones.com>

Can't see this message? View in a browser

VONMERCIER

## June 2022 newsletter and progress report

Happy Summer! Here’s some of the latest news from VonMercier. Some updates for you and an exclusive preview of the beta unit.

**The Arosa beta unit is built and hovers outside HQ!**

In our last newsletter/progress report we told you that we were hard at work getting the Arosa production model built.  We are happy to report that we are well along the way of getting it ready for prime-time! We're giving you this sneak peak of Arosa in this newsletter even before we put these images and footage on our webpage.



After months of hard work and weeks of intense sprints and late nights, the beta production unit is assembled, painted, and in testing! Many warehouse tests have been conducted and two major water tests have been completed with this new unit. The major structural and EV systems are now tuned and working well. The interior is roughed-in and will be further refined in the coming weeks.



Water testing has shown success in steering control, reverse motion, flotation, and basic forward motion at moderate speed. The fan rotation speeds and airflow targets for lift and thrust are still being tweaked toward their performance goals for ease of motion on land and water.



**All systems are in the tuning phase of final development.**

In the chart below you can see one way we chart our progress. Each system needs to be at the *TUNED* status before we are ready for “prime time” demonstrations of the Arosa. From there, each system will go into production refinement to get ready for production release.


Arosa Beta Unit System Status
June 10, 2022
System
Design & Development
Beta Build & Installation
Test & Tuning
TUNED
Production Refinement
READY
Overall Vehicle
Carbon Fiber Body
EV Charging
Comms Network
Lift Fan & Skirt
Thrust & Steering
Interior Details
Exterior Details

## Lift fan setback leads to cancelled film date of *Jay Leno’s Garage*

Recently in our staff's valiant effort to complete the Arosa beta unit, we encountered a major setback when the custom centrifugal lift fan failed from excessive vibration. This fan will need a longer research and development path to realize its full potential. Fortunately, we were able to swap out the lift fan on the beta unit with a molded axial fan. Unfortunately, this setback delayed us to the point that we did not finish the unit in time to make it to our scheduled filming date for Jay Leno’s Garage this spring. We are still on good terms and in touch with the producer and will keep them posted on progress with hopes they will reschedule a new filming date.



## More media interest knocking on our door

We have also been contacted by YouTuber and all-around great guy, Tom Scott who is offering us some free visibility just because he thinks Arosa is so cool. Tom makes videos about science, technology and interesting things in the world. He has over 4 million subscribers and almost 2 billion views.  We were able to schedule a filming date with Tom for early June but a number of factors have resulted in us delaying that for a bit.  We'll keep you posted on that in the coming months.



## HQ improvements continue

In April we completed a waterfront restoration project at our Havre de Grace headquarters. We had done some disturbance to the waterfront to create a hovercraft launch zone so following the city's regulations we have beautified and restored our waterfront with native plantings. And we've obtained a building permit from the county for creating an assembly space in the warehouse for Arosa. Soon we'll begin to take bids from contractors to keep the process moving forward.

## Equity crowdfunding exceeding expectations

If you participated in the initial phase of our crowdfunding campaign on republic.com - **THANK YOU**! We're delighted that you recognize this new approach in the startup world - a reservation/investment opportunity for anyone interested in owning a stake in our growing business. The "testing-the-waters" phase of this crowdfunding has been enormously successful - we exceeded our minimum target by 382%. The campaign will move on soon to a live offering and continue toward a maximum raise of $1.07M.

To monitor additional developments in our crowdfunding campaign, go to our homepage and click on the republic link in the header or the footer

*Legal disclaimer for crowdfunding: Reserving gives you a priority allocation if the deal launches. VonMercier is "testing the waters" under Rule 206 of Regulation CF: a "reservation" involves no obligation or commitment to invest by you or the company; no money, investment commitment, or other consideration, is being solicited and will not be accepted; if and when VonMercier files Form C with the SEC and starts accepting investments through Republic, the reservation holders will be invited to invest.

HomePage Facebook LinkedIn Instagram Youtube

VONMERCIER

Home About Gallery Buy FAQs Press Members Only

0 Log In

LIMITED TIME

Become a stakeholder in VONMERCIER.
Minimum invest $150. Learn More

Invest in VONMERCIER



# Arosa

## THE ELECTRIC SPORTS HOVERCRAFT







Arosa

THE ELECTRIC SPORTS HOVERCRAFT

Democratize the startup market and **invest with the crowd** in VonMercier:

# republic.com/vonmercier

Legal Disclaimer:
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

## CONTACT

info@vonmercier.co